UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 10 – SB

Amendment #1

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

Telesis Technology Corporation
(Name of Small Business Issuer in its charter)

Florida	04-3684840
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1611 12th Street East, Unit A	34221
(Address of principal executive offices)	(zip code)

Issuer’s telephone number: (941)-795-7441 Securities to be registered under section 12(b) of the Act:

Title of Each Class to be so registered	Name on each exchange on which each class is to be registered

Securities to be registered under section 12(g) of the Act: Common Stock, $.001 par value per share, 100,000,000 shares authorized, 19,367,500 issued and outstanding as of March 31, 2004.

TABLE OF CONTENTS

Part I

Item 1.

Description of Business

Item 2.

Management’s Discussion and Plan of Operation

Item 3.

Description of Property

Item 4.

Security Ownership of Certain Beneficial Owners and Management

20

Item 5.

Directors and Executive Officers, Promoters and Control Persons

Item 6.

Executive Compensation

22

Item 7.

Certain Relationships and Related Transactions

Item 8.

Description of Securities

Part II

Item 1.

Market Price of and Dividends on the Registrant’s Common Equity and Related

Stockholder Matters                                                                                                        24

Item 2.

Legal Proceedings

26

Item 3.

Changes in and Disagreements with Accountants

26

Item 4.

Recent Sale of Unregistered Securities

Item 5.

Indemnification of Directors and Officers

Part F/S

Part III

88

SIGNATURES

89

 Introductory Statement

Telesis Technology Corporation (“Telesis” or the “Company”) has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company under the Securities Exchange Act of 1934.  The Company is currently listed on the “Pink Sheets” as maintained by the National Quotation System, Inc. under the ticker symbol TLST. The Company intends to eventually pursue listing on the Over the Counter Bulletin Board® (OTCBB®).  Under the current rules, in order to obtain such listing a company must be a reporting company under the Securities Exchange Act of 1934.  The Company cannot assure such listing may in fact transpire given that the Securities and Exchange Commission (the “SEC”) and the National Association of Securities Dealers (the “NASD”) are collectively responsible for authorizing such listing and such authorization may not be forthcoming due to circumstances not presently known to the Company.

Forward Looking Statements

Some of the statements contained in this Form 10-SB that are not historical facts are “forward-looking statements” which can be identified by the use of terminology such as “estimates,” “projects,” “plans,” “believes,” “expects,” “anticipates,” “intends,” or the negative or other variations, or by discussions of strategy that involve risks and uncertainties.  We urge you to be cautious of the forward-looking statements, that such statements, which are contained in this Form 10-SB, reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses.  No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events.

All written forward-looking statements made in connection with this Form 10-SB that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

The safe harbors of forward-looking statements provided by the Securities Litigation Reform Act of 1995 are unavailable to issuers not subject to the reporting requirements set forth under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended.  As we have not registered our securities pursuant to Section 12 of the Exchange Act, such safe harbors set forth under the Reform Act are unavailable to us.

Part I

Item 1.

Description of Business

A.

Business Development

Telesis Technology Corporation hereinafter referred to as the “Company”, “Telesis” or “We,” was organized by the filing of Articles of Incorporation with the Secretary of State in the State of Florida on June 6, 2002.  The Articles of Incorporation of the Company authorized the issuance of one hundred million (100,000,000) shares of $0.001 par value Common Stock.  As of December 31, 2004, the Company has issued approximately 13,367,500 shares of Common Stock to approximately forty-eight (48) shareholders of record.

B.

Business of Issuer

Telesis Technology Corporation, a Florida corporation is a very young company with approximately 3 years of operational history.  We started as a general Aerospace & Defense Contractor, performing in a niche area of electronic component assembly and performing on government contracts in electronic component technology.  We changed our strategy and focus by diversifying our target markets and to serve them better into product and service specific business divisions that all reported to the corporation.

Our headquarters and our light assembly, testing facility is located in Palmetto, Florida.  Our contract manufacturing facility is located in Singapore.  Our manufacturing process involves the assembly of numerous individual components or sub assemblies and sub systems for precise fine-tuning by production technicians and assemblers.  The parts and materials we use can consist primarily of specialized printed circuit boards, specialized subassemblies, fabricated housings, and small electric circuit components, such as integrated circuits, semiconductors, resistors and capacitors.

We are ISO 9001 & AS9100 compliant, a uniform worldwide quality management system standard, on our headquarters and manufacturing facility located in Palmetto, Florida and Singapore.  Numerous customers and potential customers throughout the world, particularly in Europe, require their suppliers be ISO compliant or certified.  In addition, many customers require their suppliers to purchase components only from subcontractors that are ISO or AS9100 compliant or certified. We are currently in the process of evaluating AS9100/ISO certification programs company wide.

We currently procure, and expect to continue to procure, certain components from single source manufacturers due to unique component, sub system, part assembly designs as well as certain quality and performance requirements. In addition, in order to take advantage of volume pricing discounts, we purchase certain customized components from single sources.  Although we did not experience shortages during fiscal year 2004, we may in the future experience shortages of single-source components.  In such event, we may have to make adjustments to both product designs and production schedules, which could result in delays in production and delivery of products. Such delays could have an adverse effect on our operating results and financial condition.

We currently operate the following Divisions:  Telesis Aerospace, Commercial Products Division, Telesis Test Labs and Telesis RF.

Telesis Aerospace

Since our inception in 2002, Telesis Aerospace has been our flagship business division.  Telesis Aerospace is a pure Aerospace & Government Contractor, specializing in managing and performing on government contracts in our specialty product segments.  Our focus has been electronic components and sub-system assemblies.  We have also made great strides in developing first generation products in the fluid control device segment for the Aerospace Industry, Component and Subsystem level devices and specifically in the manufacture of directional regulators, pressure regulators, fluid flow regulators, check and relief valves, and modules.  Our contract performance and support has been well diversified and we have accumulated experience in the following military avionics applications for: AH-64D, C-5, C-130, C-141, B-1B, B-52, RAH-66, V-22, C-17, CH46/47, F22, F-18, F-16, F-14, F-15, F-111, F-104, E-2C, F-35, and the Blackhawk.  Our product applications are in engine and aircraft fuel systems, hydraulic systems, brake and landing systems, lubrication and filtration, utility actuation, flight controls and thrust reverser actuation.

Commercial Products Division (CPD)

Telesis CPD was formed to target the commercial and industrial market segment in the use of our products for telecom, computer, medical, automotive, agriculture and commercial aviation.  Our market focus is to concentrate on selling to the OEM (original equipment manufacturer) customer base.  We have 37 OEM customers with acceptance of our product and have our components embedded in their end products.

Telesis Test Labs

Telesis Test Labs provides qualification, testing and validation services to end users of electronic components, distributors and suppliers of electronics, contract manufacturers and system integrators. Telesis Test Labs specializes in the pre-production and post-production testing and validation of board level components and provides "one-stop" service that allows its customers to improve their time to market, reduce costs and control quality parameters. Using a controlled, repeatable process, Telesis Test Labs delivers confidence that the tested devices conform to prescribed design specs and are suitable for their intended operational use.

Telesis Test Labs specifically provides electronic testing services for Military, Defense, Aerospace, Commercial, Medical and Industrial applications including certain MIL SPEC TESTING on semiconductors and most electronic devices. We offer analysis of components, including: Destructive Physical Analysis (DPA), Failure Analysis (FA), Electrical Performance Analysis and Complete Component Analysis. We mainly specialize in Semiconductor Testing, Screening, Up-screening, Recertification, Qualification, Burn in and Reliability Electrical Testing at our facilities. Our electronic component testing services are located in Singapore and Palmetto, Florida, USA.

Telesis RF

Telesis RF is a market leader in the discrete segment of semiconductor industry. With contract manufacturing and distribution facilities in Singapore and Palmetto, Florida, we provide customers with a broad range of Aerospace & Automotive Rectifiers, Schottky Rectifiers, Power Rectifiers, Bridge Rectifiers, Transient Voltage Suppressors (TVSs), and Diodes. Our customers include leading manufacturers of Aerospace and Defense products, consumer and commercial electronics, lighting, telecommunications equipment, computers, automotive and automotive aftermarket products.

Telesis has entered into revenue producing operations.  Moreover, we have limited capital resources.  In the approximately twenty four months of operation from June 6, 2002 (Date of Inception) to December 31, 2004, the Company generated revenues amounting to $2,283,000 and posted net income of $148,535 resulting from cost of sales and selling, general and administrative expenses.

The Company’s executive offices are located at 1611 12th Street East, Unit A, Palmetto, FL  34221 – Telephone (941)-795-7441.

The Company’s fiscal year end is December 31.

(1)

Principal Products Or Services And Their Markets

PRODUCTS

The company manages a wide variety of products and services.  We design, manufacture and markets semiconductor, electronic components and machined components and sub assemblies serving the aerospace, defense, industrial, medical, telecom, consumer & automotive market segments. Our defense industry products, which represent the bulk of our sales, are used in specifically for the repair and maintenance of weapons systems, ground support, and equipment spares programs radar and electronic warfare equipment integrated into electronic systems for tactical aircraft, ships, ground systems, and missile systems.  The demand for products manufactured by us and used in the aerospace and defense industry has been growing at a fast pace during the last 2 years and is expected to continue to grow. This growth is attributable to an increase in demand for our products by the government and all prime contractors dealing with the government, as well as to our strategy to acquire market share by offering leading edge products.

Product Resources -We sell products primarily pursuant to purchase orders for current delivery, rather than pursuant to long-term supply contracts. Many of these purchase orders may be revised or canceled without penalty. As a result, we must commit resources to the production of products without any advance purchase commitments from customers. Our inability to sell, or delays in selling, products after we devote significant resources to them could have a material adverse effect on our business, financial condition and results of operations.

Product Liability - One or more of our products may be found to be defective after we have already shipped such products in volume, requiring a product replacement or recall. We may also be subject to product returns, which could impose substantial costs and have a material and adverse effect on our business, financial condition and results of operations. Product liability claims may be asserted with respect to our technology or products. Although we currently have product liability insurance, there can be no assurance that we have obtained sufficient insurance coverage, or that we will have sufficient resources, to satisfy all possible product liability claims.

Downward Price Trends - Our industry is intensely competitive and prices for existing products tend to decrease steadily over their life cycle. There is substantial and continuing pressure from customers to reduce the total cost of using our parts. To remain competitive, we must achieve continuous cost reductions through process and product improvements. We must also be in a position to minimize our customers' shipping and inventory financing costs and to meet their other goals for rationalization of supply and production. Our growth and the profit margins of our products will suffer if our competitors are more successful than we are in reducing the total cost to customers of their products.

Obsolete Inventories - The life cycles of some of our products depend heavily upon the life cycles of the end products into which our products are designed. Products with short life cycles require us to manage closely our production and inventory levels. Inventory may also become obsolete because of adverse changes in end-market demand. We may in the future be adversely affected by obsolete or excess inventories which may result from unanticipated changes in the estimated total demand for our products or the estimated life cycles of the end products into which our products are designed.

Our products are custom contract manufactured upon a fixed price contract from the end customer.  Our product specific divisions handle all sales and product manufacturing on a job basis.

Telesis Aerospace

We performed on contracts that required a wide variety of products and services.  The bulk of our products were from our offering with a small portion being custom specific manufacturing.  On the aircraft engine application products we produced standard solenoid valves, check valves, modules, fuel valves, actuator relief valves.  We developed and offered new designs in main system machined valves, pressure valves, thermal relief valves.  We performed and supplied all products according to the fixed or indefinite purchase order terms and conditions in accordance with the issuing governmental agency or in accordance with the commercial customer drawings.

Commercial Products Division (CPD)

We offered all commercial level products offering via our line card and catalog.  We supported all product lines represented in our product line card and assisted in providing value added services upon the completion of the product shipments.

Telesis Test Labs

We supported our CPD customers with services for testing and validation of board level components.  This was in conjunction with our sales efforts through CPD.  We did not offer any product through this business division.  We strictly offered only a service offering to all commercial customers.

Telesis RF

Semiconductors, the building blocks of the electronics industry, provide support and make electrical connections to integrated circuits (“ICs”) and come in two basic configurations: discrete semiconductors and ICs. The Company is engaged in the design, contract manufacture, sale, and distribution of discrete semiconductors, which are fixed-function components.

In terms of function, ICs are far more complex than discrete semiconductors. They are multi-function devices of the sort found in computer memory boards and central processing units. ICs, characterized by rapid changes in both production and application, and the desire to put ever-more intelligence into ever-smaller packages, have required the development of manufacturing techniques that are highly sophisticated and expensive.

Discrete semiconductors, which effectively tie integrated circuits to their surrounding environments and enable them to work, vary according to voltage, current, power handling capability and switching speed. In a standard industry classification, those discrete semiconductors operating at less than one watt are referred to as low-power semiconductors, while those operating at greater than one watt are termed power semiconductors. Both types of semiconductors are found in a wide assortment of commercial instrumentation and communication equipment, in consumer products like televisions and telephones, and in automotive, computer and industrial electronic products.

Almost as important as the technology of the discrete component, is the component packaging. The industry trend is to fit discrete components into ever-smaller and more efficient surface-mount packages. Smaller packaging provides a reduction in board space, height, and weight and is well suited for battery-powered, hand-held and wireless applications such as cellular phones, notebook and palmtop computers and accessories where space is at a premium. The objective is to fit the same functionality and power handling features into smaller packages.

Our RF products have the following applications:

Automotive Rectifiers

Automotive Rectifiers are intended for use in automobile and high current applications. Telesis RF manufactures a full range of performance characteristics Press Fit Diodes, Button Diodes and Rectifier Cells which are available to remanufacture alternators to exactly meet expected demand. Solve alternator problems, whether spiking failure, constant heavy leading, and power surging.

Bridge Rectifiers

Constructed in either glass passivated chips or open junction chips, Telesis RF manufactures a complete line of Bridge Rectifiers which can meet the power and case style requirements of almost all electronics equipment. They are low cost and essential for any electronics equipment which requires full wave rectification of an AC power source.

Fast Recovery Rectifiers

As a family member of the recovery rectifiers, Telesis RF Fast Recovery Rectifiers are having maximum switching times of 150nS and low cost characteristics. They are ideal to use in switching mode power supplies and high frequency circuits in general, where low conduction losses, switching losses and cost are critical.

High Efficiency Rectifiers

Telesis RF High Efficiency Rectifiers characterize reverse recovery times as low as 50nS and voltage levels as high as 1000 volts and still maintain the efficiencies of a lower forward voltage loss. They are ideal to use in SMPS, inverters and free wheeling applications.

Schottky Rectifiers

Telesis RF Schottky Rectifiers are the ideal product for high speed and low power loss applications. Constructed in Schottky Barrier chip with Guard Ring for transient protection, we offer our customers a wide variety of barrier heights to best suit their end applications. They are ideally suited for low voltage, high frequency rectification, or as free wheeling and polarity protection diodes.

Small Signal Schottky Diodes

Small Signal Schottky Diodes are the extension of our Schottky Rectifiers with forward current less than 0.5 Amp. They are available in popular SOT-23, SOT-323 single and dual, SOD-123, and SOD-323 packages. Low forward voltage drop and fast switching makes these diodes ideal for laptops, cell phones, PDA's and any of the new battery powered portable devices.

Small Signal Switching Diodes

Small Signal Switching Diodes are intended for using in telecommunications equipment, PC motherboards, automotive systems, power supplies and consumer. They are utilized for signal blocking, routing, switching, and handling a myriad of function at lower currents.

Standard Recovery Rectifiers

Telesis RF Standard Recovery Rectifiers characterize low forward voltage drop and high current capability. They are low cost and ideally suited for general purpose applications as consumer electronics, lightings, computers, telecommunications equipment and accessories.

Super Fast Recovery Rectifiers

Encapsulated in axial leads, surface mount, TO-220, TO-220A or TO-3P packages, Telesis RF Super Fast Recovery Rectifiers are having reverse recovery time as low as 35nS to complement the Schottky devices for higher voltage requirements in high frequency applications. They are intended to use in switching mode power supplies and frequency circuits.

Transient Voltage Suppressors (TVS)

Transient Voltage Suppressors are manufactured with large area junctions to provide a high surge current handling capability and low dynamic impedance in avalanche mode. Their design enables these avalanche diodes to absorb large amounts of energy for short time durations without sustaining damage.

Telesis RF offers a broad range of glass passivated avalanche TVS diodes ranging from 400 to 5000 watts designed to provide a high level of reliable protection against destructive surges.

Zener Diodes

Zener Diodes are used as voltage regulators, voltage references, voltage suppressors against ESD threats and assorted clipping and clamping circuits. Telesis RF provides a wide variety of package options including axial leads and surface mount SOD-123, SOD-323, SOT-23 and SOT-323 single and dual.

We believe our future success depends upon our ability to broaden our product offerings, continue to increase our Government and Commercial customer base, and capture volume product delivery opportunities with increased gross margins. While we continually attempt to expand our customer base, we cannot give any assurance that a major customer will not reduce, delay, or eliminate its purchases from us. Such a reduction would have a material adverse effect on our business, results of operations, and financial condition.

We have experienced, and expect to continue to experience, declining average sales prices for our products. Consequently, we believe that in order to maintain or improve our existing gross margins in the near term, we must achieve manufacturing cost reductions, and in the long term develop new products that incorporate advanced features that generate higher gross margins. There is no assurance that the Company will be able to develop products that will generate higher gross margins, or that we will be able to reduce manufacturing costs.

MARKETS

We sell our products into various market segments via our product specific business divisions.  In fiscal 2004, we derived approximately 73.2% of our revenues from Telesis Aerospace, 25.3% from Commercial Products Division (CPD), and 1.5% from Telesis Test Labs.  In comparison, in fiscal 2003 we derived 66% from Telesis Aerospace, 34% from Commercial Products Division (CPD), and 0.00% from Telesis Test Labs.

Telesis Aerospace

Telesis Aerospace is an Aerospace & Defense Contractor selling product and service to the US Government and all its agencies and defense prime contractors.  Telesis Aerospace focuses on military, governmental agencies and prime defense contractors.  Telesis Aerospace maintains, manages and performs on prime government contracts for supplies, services and product repair.  Telesis Aerospace specializes in the manufacture of directional regulators, pressure regulators, fluid flow regulators, check and relief valves, and modules.  We are considered a specialized manufacturer serving principally aerospace and defense markets in four areas of concentration:  Avionics, Systems, Sensors, and Motion.  Our product applications are in engine and aircraft fuel systems, hydraulic systems, brake and landing systems, lubrication and filtration, utility actuation, flight controls and thrust reverser actuation.

Commercial Products Division (CPD)

Telesis CPD has made significant in roads in the commercial, industrial, computer, medical and commercial aviation market segments.  We perform on fixed price commercial contracts to supply and service (OEM) commercial end product within the above mentioned sectors.  We only enter into binding contracts that are beneficial, fixed and have higher margins for our products for supply.

Telesis Test Labs

Telesis Test Labs is a new business division that complements our Commercial Products Division in that we share the same customers but offer services only.  Our services entail specific reliability testing on electronic components for verification and validation by third party distributors and suppliers of such product.  We maintain a testing facility and state of the art equipment with in house engineers to conduct all testing processes.  We sell our services to commercial OEM and distributors of board level components.

Telesis RF

Telesis RF is a contract manufacturer of discrete semiconductors to a diverse range of customers.  Our end markets and applications are vast in nature.  We are in the design and development of our first generation of products and we anticipate the first manufacturing and lot run sometime in the first quarter 2005.  We serve the following end markets:

Consumer Electronics	Set-top Boxes (cable/DSS), Game Consoles, Smart Appliances, Digital Audio Players, MP3, Digital Cameras, Mobile handset and smart phones, Caller ID Boxes, Answering Machines, Personal Medical Devices
Computing and Peripherals	Notebooks, LCD/TFT Displays, Motherboards, PDAs/Pocket PCs, Scanners, Servers, NICs, Hard Drives
Industrial	Ballast Lighting, Power Supplies, DC-DC Conversion, Security/Access Systems, Motor Controls, HVAC
Communications	Gateways, Routers, Switches, Hubs, Fiber Optics, Wireless, Ethernet, Power/Phone Line Networks
Automotive	Comfort Controls, Audio/Video Players, GPS Navigation, Safety, Security, Satellite Radios, Engine Control

Historically, discrete semiconductors have been characterized by a slower rate of innovation and lower value-added than integrated circuits (“ICs”). However, the Company believes that changes in the consumer electronics, communications and computing industries, in particular, have created a need for renewed innovation in discrete semiconductor technology. The proliferation of mobile, battery-powered devices has placed a premium on smaller size and lower energy consumption. The Company’s product development efforts are focused on devices that reduce size and power consumption, increase performance and simplify board design.

(2)

Distribution Methods Of The Products Or Services

We sell our products through a combination of a technically proficient direct sales force and a technically trained inside sales group.  We have not yet made an alliance to set up a network of independent sales representatives selected for their familiarity with our potential customers and their knowledge of our products for the diversified product sectors we support.  Currently the direct sales personnel of the company generate all product sales, provide product and customer service, and provide customer feedback for product development.  In addition, the sales personnel receive support from our inside sales group, marketing, product support and customer service staff.

Our marketing efforts are focused on establishing and developing long-term relationships with potential customers. Sales cycles for certain of our products are lengthy, typically ranging from six to twelve months. Our customers typically conduct significant technical evaluations of our products before making purchase commitments. In addition, as is customary in the industry, sales are made through standard purchase orders, which can be subject to cancellation, postponement, or other types of delays. While certain customers provide us with forecasted needs, they are not bound by such forecasts.

(3)

Status Of Any Publicly Announced New Product Or Service

The Company does not have any publicly announced new products or services.

(4)

Competitive Business Conditions And The Small Business Issuer’s Competitive Position In The Industry And Methods Of Competition

The Aerospace, Defense, Commercial, Industrial, Medical electronic component and sub system marketplace is highly competitive and intense.  Some of the larger competitor companies include Ester line, Micro Semi Corporation, International Rectifier Corporation, Micro Commercial Components and Vishay of which all have greater financial, marketing, distribution, brand name recognition and other resources than the Company.  Although most of the competitors have significantly higher resources than we have, we believe that our technical abilities in implementing our products do not differ to any great degree. We utilize our technological knowledge as well as price to compete effectively.

Accordingly, in response to market conditions, the Company from time to time may reposition product lines or decrease prices, which may affect the Company’s profit margins on such product lines. Competitiveness in sales of the Company's products is determined by the price and quality of the product, and the ability of the Company to provide delivery and customer service in keeping with the customers' needs. The Company believes that its flexibility and ability to quickly adapt to customer needs affords it some competitive advantages. Nevertheless, the Company expects that competition with larger and better-funded rivals will continue to be a challenge.

No assurance can be given that our competitors will not develop new technologies or enhancements to existing products or introduce new products that will offer superior price or performance features. We expect our competitors to offer new and existing products at prices necessary to gain or retain market share. Some of our competitors have substantial financial resources, which may enable them to better withstand sustained price competition or a market downturn. There can be no assurance that we will be able to compete successfully in the pricing of our products, or otherwise.

 (5) Sources And Availability Of Raw Materials And The Names Of Principal Suppliers

The Company uses a variety of raw materials in its manufacturing processes, including molding compounds, lead frames, gold wire, and various other metals, chemicals and gasses, as well as finished and raw silicon wafers. Although the raw materials are available from a number of sources, the Company’s results of operations may be materially and adversely affected if it has difficulty obtaining these raw materials, the quality of available raw materials deteriorates or there are significant price increases for these raw materials.

Our manufacturing operations depend upon obtaining adequate supplies of materials, parts and equipment on a timely basis from third parties. Our results of operations could be adversely affected if we are unable to obtain adequate supplies of materials, parts and equipment in a timely manner or if the costs of materials, parts or equipment increase significantly. In addition, a significant portion of our total sales is from parts manufactured by outside vendors. From time to time, suppliers may extend lead times, limit supplies or increase prices due to capacity constraints or other factors. Although we generally use products, materials, parts and equipment available from multiple suppliers, we have a limited number of suppliers for some products, materials, parts and equipment. While we believe that alternate suppliers for these products, materials, parts and equipment are available, any interruption could materially impair our operations.

Raw Materials sources are very reliable and have mostly been consistent with purchasing cycles.  The Company uses the following suppliers: Portland Steel, Midwest Gear, Tri-State Technical, and The Lee Company.

Prices on raw materials fluctuate on the basis of supply and demand.  We have encountered mostly stable fluctuation on the majority of our raw materials except for steel.  There are different grades of steel. The prices vary by global supply and demand.  We have encountered an increase of 30% increase from 2003 to 2004.  We anticipate these increased prices for steel to remain at its current level or increase further over the next fiscal year.

We obtain inventory via reverse auctions and via inventory cost reduction programs for our customers. We obtain inventory via lot auction prices or liquidations, we obtain inventory by creating relationships to purchase inventory from companies that are interested in reduction or asset disposition.  We only buy new unused product that is tested and fully guaranteed to form fit function.

(6) Dependence On One Or A Few Major Customers

We are qualified and certified to sell to all Governmental Agencies, Prime Aerospace Defense Contractors, Commercial OEM manufacturers worldwide, including Pratt & Whitney, United Technologies, BAE Systems, Raytheon, Boeing, Lockheed Sanders, Rockwell, ITT, and L3-Communications.  We sell products to large OEM Commercial customers also.

For the fiscal year ended December 31, 2004, our largest customer was Department of Defense (DoD), which accounted for approximately 65% of net sales. Other Government Agencies were our second largest customer with approximately 10% of net sales.  For fiscal year ended December 31, 2003, Department of Defense (DoD) was our largest customer accounting for 50% of net sales, with Commercial OEM customers as our second largest customer with approximately 25% of net sales. The loss of either of these customers, or a significant loss, reduction or rescheduling of orders from any of our customers could have a material adverse effect on our business, results of operations and financial condition.

We rely heavily on acquiring new customers. The acquisition rate for new customers during fiscal 2004 was approximately 10 new customers per quarter compared to approximately 4 new customers per quarter for fiscal 2003.

(7) Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements Or Labor Contracts, Including Duration

The Company currently does not have any patents, trademarks, franchises, concessions, royalty agreements, or labor contracts.

(8) Need For Any Government Approval Of Principal Products Or Services. If Government Approval Is Necessary And The Small Business Issuer Has Not Yet Received That Approval, Discuss The Status Of The Approval Within The Government Approval Process

We have been selected and fully approved by the Department of Defense (“DOD”) as a Prime preferred contractor for Aerospace & Defense electronic components and parts, and are authorized to seek contracts from the Defense Logistics Agency (DLA), Defense Supply Center Columbus (DSCC) and Joint Army and Navy (JAN) to provide services in the supply of classified components. In addition to supplying domestic customers, the Government has authorized Telesis for Foreign Military Sales (“FMS”) to certain classified countries. However, our specialty products market is mainly within United States Aerospace and Defense Sectors.

(9) Effect Of Existing Or Probable Governmental Regulations On The Business

None.

(10) Estimate Of The Amount Spent During Each Of The Last Two Fiscal Years On Research And Development Activities, And If Applicable The Extent To Which The Cost Of Such Activities Are Borne Directly By Customers

The company estimates that Research and Development activities were valued at $ 750,000.00 for calendar year 2003 and 2004.  None of these research and development expenditures were borne by customers.

(11) Costs And Effects Of Compliance With Environmental Laws (Federal, State And Local)

We are subject to a variety of U.S. federal, state, local, and foreign governmental laws, rules and regulations related to the use, storage, handling, discharge or disposal of certain toxic, volatile or otherwise hazardous chemicals used in our manufacturing process. Any of these regulations could require us to acquire equipment or to incur substantial other expenses to comply with environmental regulations. If we were to incur substantial additional expenses, our product costs could significantly increase, thus materially affecting our business, financial condition and results of operations. Any failure to comply with present or future environmental laws, rules and regulations could result in fines, suspension of production or cessation of operations, any of which could have a material adverse effect on our business, financial condition and results of operations.

Currently, since the corporation’s inception date there have and were no known environmental claims or recorded liabilities.  We believe we are currently in compliance in all material respects with such regulations.

(12) Number Of Total Employees And Number Of Full Time Employees

Our future success depends, in part, upon our ability to attract and retain highly qualified technical, sales, marketing and managerial personnel. The Company currently employs numerous individuals who are variety of technical skills and backgrounds. We currently have hired all required personnel. Personnel with the necessary expertise are scarce and competition for personnel with these skills is intense. We may not be able to retain existing key technical, sales, marketing and managerial employees or be successful in attracting, assimilating or retaining other highly qualified technical, sales, marketing and managerial personnel in the future. If we are unable to retain existing key employees or are unsuccessful in attracting new highly qualified employees, our business, financial condition and results of operations could be materially and adversely affected.

As of December 31, 2004, we had 17 full-time employees.  We believe the success of our business depends, in part, on our ability to attract and retain qualified personnel, particularly qualified scientific, technical and key management personnel. Our employees are not governed by collective bargaining agreements. We believe our relationships with are employees are good.

Executive Staff

Hasit Vibhakar, Chairman, CEO, President, Director – is a seasoned business technology executive with a broad range of management experience, spanning engineering, sales, business development and product management.  Mr. Vibhakar has successfully served executive level leadership roles with both established and start-up technology companies, including: Harris Corporation (April 1999 to March 2002); Digital Lightwave (March 1997 to March 1999); and AV Electronics (June 1994 to March 1997).   Mr. Vibhakar has broad experience in charting and guiding growth on a global scale, but understands fully the necessity for the strategic direction and overall day-to-day operations of the Company.  He has skills in the area of the Company's strategic planning, business development, and alliance management effort, and has the ability to oversee a broad set of strategic and business development efforts focused on driving sales, growth, and market share.  Mr. Vibhakar holds a BA in Environmental Engineering & Business Administration from Macalester College, St. Paul, MN.  The skills Mr. Vibhakar brings to the company are available on a limited basis at the national level due to the combination of the level of hands-on experience, knowledge of the industry, and leadership skills.

Erwin Goodwin, Chief Financial Officer –  Erwin Goodwin is responsible for overseeing all financial and reporting processes and systems throughout the company. He is also responsible for strategic financial direction, establishing strong internal controls, and timely and accurate public reporting. He brings to this position over 9 years of senior level business and financial experience including financial accounting, accounting controls, internal and external reporting processes, analysis of data, and implementing database and information systems. Erwin has provided several companies with business guidance and financial projections. Erwin brings to Telesis significant analytical and decision-making skills.  While he is an important asset to the company, the skills are available in the current national employment market place to hire additional personnel in this function if necessary.  It may be necessary to hire more than one person to obtain the complete set of skills.

Administrative Staff

Shefali Gandhi, Controller – Ms. Gandhi has experience in financial accounting, cash management, human resource management and computing.  These skills are available in the current national employment market.

Dan Wampole, Director of Management Information Systems MIS – Mr. Wampole has skills in computer network design, installation, and maintenance and has extensive knowledge of database, internet, and voice-over-internet (VoIP) design and usage.  These skills are available in the current national employment market due to the outsourcing of these skills overseas.

Sales Staff

Ray Lofthouse, Director of Sales, GPD

Christine Batchelder, Account Manager, GPD & Telesis Test Labs

Mark Bundles, Account Manager, CPD

The Sales Staff have acquired skills in negotiation, product knowledge, and market pricing.  The current local and national employment markets can provide additional personnel with these skills with added training within the company.

Operations Staff

Rich Haines

Warehouse Manager

Roosevelt Washington

Shipping & Receiving Manager

Operations staff requires skills normally achieved in high school and/or technical school.  Additional personnel are available in the current local job market with additional in-house training on procedures.

Engineering Staff

Michael Kreyeski

Test Engineer

Peter Tan

Application Engineer, Singapore

Engineering staff require essential electronics skills and knowledge normally acquired through a B.S. degree in Electrical Engineering or Electronics Engineering.  These skills, both in the U.S. and in Singapore are available through a number of qualified universities world-wide.

C.

Reports to Security Holders

(1)

Annual Reports

Although Telesis has not been required to do so, the Company intends voluntarily to deliver annual reports to security holders.  Such annual reports will include audited financial statements.

(2)

Periodic Reports with the SEC

As of the date of this Registration Statement, Telesis has not been filing periodic reports with the SEC.  However, the purpose of this Registration Statement is to become a fully reporting company on a voluntary basis.  Hence, Telesis will file periodic reports with the SEC as required by laws and regulations applicable to fully reporting companies.

(3)

Availability of Filings

The public may read and copy any materials Telesis files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.  The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  Additionally, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Item 2.

Management’s Discussion and Plan of Operation

A.

Management’s Discussion

This section should be read in conjunction with the audited financial statements included in Part F/S of this filing.

The following table summarizes the Company's results of operations both in dollars and as a percentage of net sales for the fiscal years ended December 31, 2003 and 2004.

	Year Ended December 31,
	2003		2004
	(Dollars in thousands)
Revenues
Telesis Aerospace	$476	66.0%	$1,131	73.2%
Commercial Products Division (CPD)	245	34.0	391	25.3
Telesis Test Labs	0	0.0	23	1.5

Total net sales	721	100.0	1,545	100.0
Cost of goods sold	518	71.8	1,033	66.8

Gross profit (loss)	203	28.1	512	33.1
Operating expenses:
Selling, general and administrative	117	16.2	401	25.9

Operating profit (loss)	86	11.9	111	7.2
Other (expense), net	(5)	0.6	14	0.9
(Loss) profit before income taxes	81	11.2	125	8.1
Income tax expense	20	2.7	36	2.3

Net profit (loss)	$61	8.5%	$89	5.7%

Fiscal Years Ended December 31, 2004 and 2003

Net sales. Total sales for fiscal 2004 were $1,545,180.00, compared to $721,419.00 in fiscal 2003.  This was an increase of 114% in Revenues.  The increase in net sales is attributable to continuous growth in the Telesis Aerospace business division and the Aerospace & Defense sectors coupled with some returning sales in the Commercial OEM market. Telesis Aerospace made up $1,131,000 or 73.2% of net sales in fiscal 2004, increasing by $ 655,000.00 or an increase of 138% of total sales in fiscal 2003. Sales of Commercial Products Division (CPD) were $ 390,940.00 which represents 25.3% of total sales in fiscal 2004, as compared to $ 245,282.00 which was 34% of net sales in fiscal 2003.  This was a 159% increase in sales for the Commercial Products Division (CPD) from the prior year of 2003.  Telesis Test Labs generated $ 23,276.00 as a new business division in fiscal 2004 which contributed a 1.5% of total net sales for the company.

Gross profit. Gross profit for fiscal 2004 was $ 511,950.00, or 33.1% of net sales, compared to a gross profit in fiscal 2003, of $ 202,831.00, or 28.1% of net sales in 2003.  Total Gross Profit increased by 152% in 2004 compared to 2003.

Selling, general, operating expenses and administrative costs.  Selling, general, operating expenses and administrative costs for fiscal 2004 were $ 401,371.00, or 25.9% of total net sales, compared to $ 117,447.00, or 16.2% of net sales, for fiscal 2003. The increase is attributed to additional personnel, new consulting services for the purpose of process improvement, and increased audit related fees.

Net Income. The Company generated a positive net income after tax for 2004 of $89,159.00 or 0.01 basic earnings per share (EPS).  This is a 49% increase from 2003 net income earnings.

Assets. Total assets for 2004 were reported at $ 1,391,573.00 compared to $502,301.00 for 2003.  This was an increase of 177%.

Liquidity and Capital Resources

Since inception, we have financed our operations primarily from the founder and his initial investments in the company and internally generated funds.  For the twelve months ended December 31, 2004 shareholders equity was reported at $ 919,883.00. The company has been able to pay its expenses and costs through profitable operations.  As of December 31, 2004 we had working capital of $ 919,883.00.  The company needs to raise additional funds through the sale of its common stock or borrowing in order to accelerate growth and maintain a competitive edge against our competitors by increasing R&D, Sales and New product introductions.  Our future liquidity will depend on numerous factors, including the extent to which our present and future products gain market acceptance, the costs of sales, marketing and manufacturing activities, the cost, timing and business management of current and potential acquisitions and contingent liabilities associated with such acquisitions, and the extent to which products under development are successfully developed.  If necessary, we may be required to raise additional capital in the future through one or more of the following: (1) sale of equity or debt securities; (2) obtaining new loans; or (3) sale of assets, products or marketing rights. There is no guarantee that additional capital will be available from these sources on acceptable terms, if at all, and certain of these sources may require approval by existing lenders.

Listing of Common Stock for Trading

The Common Stock of the Company currently trades on the National Quotation Bureau’s Pink Sheets under the ticker symbol “TLST”. The Company intends to eventually pursue listing on the Over the Counter Bulletin Board® (OTCBB®).  Under the current rules, in order to obtain such listing a company must be a reporting company under the Securities Exchange Act of 1934.  The Company cannot assure such listing may in fact transpire given that the Securities and Exchange Commission (the “SEC”) and the National Association of Securities Dealers (the “NASD”) are collectively responsible for authorizing such listing and such authorization may not be forthcoming due to circumstances not presently known to the Company.

B.

Plan of Operation

The Company believes that it has sufficient current assets and ongoing revenues to support its operations for the next twelve to months.  The Company has been engaged in revenue producing, profitable operations since fiscal year 2003. It is the intent of the Company, in the next twelve months, to generate revenues sufficient to operate and grow as a going concern.

Principal Use of Funding

Over the last two fiscal years, the Company has use of its capital funding to purchase property and equipment in the amount of $481,839 and inventory $503,151. At the present time, there are no known or anticipated material commitments for capital expenditures.

Current Status of Company Debt

Below is current information with regards to the current debt.

There currently exists no specific maximum limit on the additional debt which might be incurred.  A foreclosure on the assets of the company would be sufficient to cover the debts by a ration of approximately 2.95:1.  This would leave a substantial return for shareholders.

At 12/31/04, the company the following debts:

  Current

  Long-Term

Secured Debts

$ 20,070

$ 315,781

Unsecured Debts

$ 32,029

$           0

Accounts Payable

$  54,710

$           0

The obligations of the company continue to be met through the profitable operations of the company.  Management continues to develop new business opportunities which will further increase the profitable operations while minimizing the amount of any additional debt which may be required.  There are currently no plans to increase the size of the debt.

The risks posed to the company by the possibility of not meeting the debt obligations include the potential loss of property and the potential for decreased operational efficiency resulting in decreased profitability.

Our current lending arrangements do not require any specific ratios.  The only financial covenant is covered in Note M of the Audited Financial Statements.  Management is currently on target to meet the requirements noted.

The unsecured debt requires monthly interest payments based upon the balance of the account.  The secured debt requires monthly interest payments on the declining balance of the note. The company has no off-balance sheet financing arrangements.

C.

Segment Data

As of December 31, 2004, the Company has generated sales revenues of $1,545,000 for twelve months ended for calendar year 2004 under a three business segments.  Accordingly, the table below shows percentage breakdown of revenue by business segment or product line is included.

	Segment Data Year Ended December 31,
	2003		2004
	(Dollars in thousands)
Revenues
Telesis Aerospace	$476	66.0%	$1,131	73.2%
Commercial Products Division (CPD)	245	34.0	391	25.3
Telesis Test Labs	0	0.0	23	1.5

Total net sales	721	100.0	1,545	100.0

The company operates three divisions.  During calendar year 2004, the company produced 73.20% of its revenue through Telesis Aerospace, 25.3% of its revenue through Commercial Product sales, and 1.5% of its revenue through Telesis Test Labs.

Item 3.

Description of Property

A.

Description of Property

As of the date of this filing, the Company owned all of its facilities. We have no leases or long or short term rental agreements. We believe that our current facilities are in reasonable condition and provide adequate expansion capabilities.

The Company’s primary physical properties during calendar year ended December 31, 2004 were as follows:

The Company’s principal offices are located at 1611 12th Street East, Unit A, Palmetto, FL  34221. Telephone: 941-795-7441 - Facsimile: 941-795-7442. The Corporate facility houses the main executive offices for the company.  Administration, Legal, Sales & Marketing activities are conducted from this main office. This facility is approximately 6000 square feet.

The Company’s National Distribution and Assembly center is located in Superior, Nebraska. This location was selected due to its central location in the continental US and its proximity to trucking, air, and rail transportation modes. The properties owned by the Company in Superior, Nebraska are as follows:

  The downtown Superior, Nebraska office building located at 139 East 6th is used for general administrative and support. This facility is a two story building with approximately 9,000 square feet of office space.

  The Company’s assembly and national distribution warehouse is located on ten acres on Lot 2 in the Kottemeyer Industrial Park at One Telesis Drive, Superior, Nebraska. This facility is a 20,000 square foot industrial building which will house assembly lines for automated sorting, packaging and shipping of all inventories for re-sale and provide for freight transport shipping and receiving activities.

  The Company also owns additional undeveloped land which can be used for future expansion. This undeveloped land totals approximately 15 acres at Lots 1 and 2 in Kottemeyer 1st Addition Industrial Park, Superior, Nebraska 68978 (Nuckolls County).

B.

Investment Policies

The Company currently owns three office facilities and a warehousing and distribution facility as described under description of properties. The Company does not hold any investment in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

Item 4.

Security Ownership of Certain Beneficial Owners and Management

A.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of the date of this Registration Statement with respect to the beneficial ownership of the Common Stock of the Company by (i) each director, (ii) each executive officer, (iii) the directors and officers of the Company as a group, (iv) and each person known by the Company to own beneficially more than five percent (5%) of the Common Stock.  Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	Hasit Vibhakar, President, CEO and Director 1611 12th Street East, Unit A, Palmetto, Florida 34221	18,000,000	92.94%
Common Stock	Shefali Ghandi, Chief Accounting Officer and Director 1611 12th Street East, Unit A, Palmetto, Florida 34221	0	0.00%
Common Stock	Erwin Goodwin, Chief Financial Officer 1611 12th Street East, Unit A, Palmetto, Florida 34221	0	0.00%
Common Stock	Officers and Directors as a Group	18,000,000	92.94%

As of the date of this filing, no officer, director, or affiliate has the right to acquire beneficial ownership of any shares of common stock of the Company.

B.

Change in Control

No arrangements exist that may result in a change of control of the Company.

Item 5.

Directors and Executive Officers, Promoters and Control Persons

A.

Directors, Executive Officers and Significant Employees

The names, ages, and positions of the Company’s directors, executive officers, and significant employees are as follows:

NAME	AGE	POSITION	DIRECTOR SINCE
Hasit Vibhakar	32	President, Secretary, Treasurer, and Chairman of the Board	Inception

Shefali Gandhi	30	Chief Accounting Officer, Director	Inception
Erwin Goodwin	42	Chief Financial Officer	Not Applicable

Hasit Vibhakar, Chairman, President, CEO, Secretary, Treasurer, & Director– is a seasoned business technology executive with a broad range of management experience, spanning engineering, sales, business development and product management.  Mr. Vibhakar has successfully served executive level leadership roles with both established and start-up technology companies, including: Harris Corporation (April 1999 to March 2002); Digital Lightwave (March 1997 to March 1999); and AV Electronics (June 1994 to March 1997).

Mr. Vibhakar has broad experience in charting and guiding growth on a global scale, but understands fully the necessity for the strategic direction and overall day-to-day operations of the Company.  He is focused on the Company's strategic planning, business development, and alliance management effort, and oversees a broad set of strategic and business development efforts focused on driving sales, growth, and market share.

Mr. Vibhakar currently serves on the board of two corporations.  He holds a BA in Environmental Engineering & Business Administration from Macalester College, St. Paul, MN.

Shefali Gandhi, Chief Accounting Officer, Controller & Director of Finance - Ms. Shefali Gandhi is responsible for the management of corporate finance, accounting including the accounts receivable and accounts payable programs and general corporate administration. Shefali Gandhi works very closely with the company’s outside auditor, provides and successfully implements all accounting and financial controls at Telesis Technology Corporation.  She brings to this position over 10 years of experience in accounting and finance, most recently with start-up ventures. Before joining Telesis, Shefali held several senior financial positions with software, semiconductor and fiber optic technology companies. As the Chief Accounting Officer (CAO), Vice President, Controller, Director of Finance, Treasurer, Secretary and Director for Telesis Technology Corporation she has developed financial controls, business processes and inventory systems that have led to the expansion of the company's diverse product lines and growing customer base. She brings to Telesis special skills in administrative planning and budget management. Shefali holds a BA degree from the University of Massachusetts, Boston, MA.

Erwin Goodwin, Chief Financial Officer (CFO) - Erwin Goodwin is responsible for overseeing all financial and reporting processes and systems throughout the company. He is also responsible for strategic financial direction, establishing strong internal controls, and timely and accurate public reporting.

He brings to this position over 9 years of senior level business and financial experience. Before coming to Telesis, Erwin served on the faculty in the business department at Oral Roberts University (1995-2000), and more recently at Rogers State University in Oklahoma (2002-2004). He also served in a senior financial management role in the bulk liquid transportation industry (2000-2002) where he focused on improving the company's reporting processes, and implementing database and information systems. Erwin has provided several companies with business guidance and financial projections. Erwin brings to Telesis significant analytical and decision-making skills.  Erwin holds both the B.S. and M.B.A. degrees from Oral Roberts University.

B.

Family Relationships

None.

C.

Involvement on Certain Material Legal Proceedings During the Last Five Years

No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations.  No director, officer, significant employee or consultant has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.  No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

Item 6.

Executive Compensation

A.

Remuneration of Directors, Executive Officers, and Significant Employees

 Summary Compensation Table

	Annual Compensation				Long-Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($) (1)	Restricted Stock Awards ($)	Securities Underlying Options (#)	LTIP Payouts ($)	All Other Compensation ($)

Hasit Vibhakar	2004	$9,488	0	0	0	0	0	0
President	2003	0	0	0	0	0	0	0
	2002	0	0	0	0	0	0	0

The Board of Directors will determine the amount of salaries for all officers of the Company, which will depend on the profitability of the Company. In the future, the Board of Directors may set annual bonuses based on profitability and performance of the Company.

B.

Employment Contracts

We do not have employment agreements with our executive officers.  We have yet to determine the appropriate terms needed for the creation of employment agreements for our officers.  There has been no discussion with any of our officers regarding any potential terms of these agreements, nor have such terms been determined with any specificity.  We plan to have these agreements completed by the beginning of the next year.  We have no proposal, understanding or arrangement concerning accrued earnings to be paid in the future.

Item 7.

Certain Relationships and Related Transactions

The Company’s major stockholder transferred inventory items to the Company during 2003. The inventory was valued at replacement cost in the amount of $148,281. The stockholder was credited with additional paid-in capital in the amount of $148,281 in exchange for the inventory.  The replacement cost is below current market value based upon the average of three sources.

The Company’s major stockholder is the recipient of a non-interest bearing loan in the amount of $1,770. The loan receivable is included in the other assets section of the balance sheet.

The Company’s major stockholder has signed a personal guarantee for the mortgage debt and line of credit of the Company as described in Notes F and G.

Item 8.

Description of Securities

The Company, a Florida corporation, is authorized to issue 100,000,000 shares of Common Stock, $0.001 par value and 20,000,000 shares of Preferred Stock, $0.001 par value.  The Company has currently issued approximately 19,367,500 shares of Common Stock to approximately thirty two (32) shareholders of record, including officers, directors, and employees of the Company and unaffiliated private investors.  The holders of Common Stock (i) have equal rights to dividends from funds legally available therefore, ratably when as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution, or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto; (iv) are entitled to one non-cumulative vote per share of Common Stock, on all matters which stockholders may vote on at all meetings of Shareholders.  There is no cumulative voting for the election of directors.

Certain press releases of August, 2004, referring to the company’s offering of stock mistakenly referenced the offering as an “Initial Public Offering” (IPO).  This information should have been referred to as a “Direct Public Offering” (DPO).  The officers and directors of the company regret this mistake and have corrected all references in this filing to conform to appropriate regulations.  Furthermore, future public announcements will be carefully monitored to insure that correct terminology is used.

Part II

Item 1.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

A.

Market for the Registrant’s Equity

Our common stock currently trades on National Quotation Bureau’s “Pink Sheets” under the symbol "TLST".  The table below sets forth for the periods indicated (1) the high and low bid prices for the Company's common stock for the periods it traded on the Pink Sheets.  The source of the information for the high and low bid prices is the OTC Bulletin Board.

	Price Range of Common Stock
	High		Low
Fiscal year ended December 31, 2004
First quarter (Private Company)	$		$
Second quarter (Private Company)	$		$
Third quarter		$1.10		$0.40
Fourth quarter		$0.65		$0.12

At December 31, 2004 there were approximately 32 holders of record of the Company's common stock. This number does not include the number of persons whose stock is in nominee or in "street name" accounts through brokers.

As of the date of this registration statement, management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for the Company’s securities, but the Company may initiate such discussions in the future.

B.

Outstanding Options, Conversions, and Planned Issuance of Common Stock

As of the date of this Registration Statement, there were no outstanding options, conversions or planned issuances of common stock.

C.

Security Holders

The Company has currently issued approximately 19,367,500 shares of Common Stock to approximately thirty two (32) shareholders of record.

D.

Securities that Could Be Sold Pursuant to Rule 144

There are 18,000,000 shares of our common stock are held by Hasit Vibhakar (Officer) that Rule 144 of the Securities Act of 1933 defines as restricted securities. To date, no shares have been sold pursuant to Rule 144 of the Securities Act of 1933. Of the shares owned by Hasit Vibhakar, none of the 18,000,000 is currently freely transferable.

The initial 12,000,000 shares issued to Hasit Vibhakar (Officer) were issued on June 23, 2003. Pursuant to the offering circular that was registered with the Nevada Secretary of State (e.g. exempt from the registration provisions of the Securities Act pursuant to Regulation D, Rule 504), Hasit Vibhakar agreed to lock up his entire common stock holdings of 12,000,000 until either: (1) a period of three years from the date of this offering; (2) when the Company’s stock is traded on the NASD “Over-the-Counter” at a average share price of greater than the price in this offering circular for a minimum of three months; (3) NASDAQ “Small Cap” or higher market; (4) when the Company has paid the initial purchase price back to the purchasing shareholders in the form of Company dividends; or (5) three years pass from their initial date of issuance. As of the date of this filing, pursuant to Rule 144(k), Hasit Vibhakar cannot sell any of his initial holdings until after June 23, 2005. After that date, Hasit Vibhakar may be able to sell a portion of his initial holdings after any of the other terms of the lock up agreement detailed about are satisfied.

On January 6, 2005, Hasit Vibhakar was issued 6,000,000 shares of common stock in exchange for a transfer of inventory valued at $463,561.  The issuance of common stock was issued under an exemption from the registration provisions of Section 5 of the Securities Act, as provided under Section 4(2) of the Act and the Common Stock shall be restricted securities that cannot be resold by the purchaser without subsequent registration under the Act or the applicability of a secondary transactional exemption from the registration requirements of the Act until January 6, 2007 (e.g. subject to the safe harbor guidelines and resale limitations as provided under Rule 144 of the Act).

In general, under Rule 144 as currently in effect, any of our affiliates and any person or persons whose sales are aggregated who has beneficially owned his or her restricted shares for at least one year, may be entitled to sell in the open market within any three-month period a number of shares of common stock that does not exceed the greater of (i) 1% of the then outstanding shares of our common stock, or (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also affected by limitations on manner of sale, notice requirements, and availability of current public information about us. Non-affiliates who have held their restricted shares for two years may be entitled to sell their shares under Rule 144 without regard to any of the above limitations, provided they have not been affiliates for the three months preceding such sale. Further, Rule 144A as currently in effect, in general, permits unlimited resales of restricted securities of any issuer provided that the purchaser is an institution that owns and invests on a discretionary basis at least $100 million in securities or is a registered broker-dealer that owns and invests $10 million in securities. Rule 144A allows our existing stockholders to sell their shares of common stock to such institutions and registered broker-dealers without regard to any volume or other restrictions. Unlike under Rule 144, restricted securities sold under Rule 144A to non-affiliates do not lose their status as restricted securities. The availability for sale of substantial amounts of common stock under Rule 144 could reduce prevailing market prices for our securities. Holders as of the date of this registration statement, we had 32 holders of record of our common stock.

As of the date of this filing, the Company does not have any registration rights agreement with any restricted shareholder.

E.

Dividends

To the date of this Registration Statement, the Company has not declared nor paid any dividends on its Common Stock. As of the date of this Registration Statement, the Company does not have a formal dividend policy.  There are no restrictions on the payment of dividends to the common shareholders in any of the contractual terms of the Company’s current contractual credit arrangements related to its line of credit, the mortgages on the Company facilities or otherwise.

F.

Transfer Agent and Registrar

The Transfer Agent for the shares of common voting stock of the Company is 1st Global Stock Transfer, LLC, 7361 Prairie Falcon Road, Suite 110, Las Vegas, Nevada 89128. Telephone (702)-656-4919.

Item 2.

Legal Proceedings

As of the date of this Registration Statement, the Company is not and has not been a party to any pending legal proceeding involving any private party or federal, state, or local authority.

Item 3.

Changes in and Disagreements with Accountants

During the two most recent fiscal years and any later interim period, no principal independent accountant of Telesis resigned (or declined to stand for re-election) or was dismissed.  To the best of management’s knowledge, no disagreements exist between Telesis and its principal accountant.

Item 4.

Recent Sale of Unregistered Securities

Sales conducted under an exemption from registration provided under Section 4(2)

During the year beginning January 1 and ending December 31, 2003, the Company issued 12,225,000 shares of common stock to the initial shareholders. The shareholders have entered into an agreement with the Company that the 12,225,000 shares will not be sold for two years from the issuance date.

On January 6, 2005, Hasit Vibhakar was issued 6,000,000 shares of common stock in exchange for a transfer of inventory valued at $463,561.  The issuance of common stock was issued under an exemption from the registration provisions of Section 5 of the Securities Act, as provided under Section 4(2) of the Act and the Common Stock shall be restricted securities that cannot be resold by the purchaser without subsequent registration under the Act or the applicability of a secondary transactional exemption from the registration requirements of the Act (e.g. subject to the safe harbor guidelines and resale limitations as provided under Rule 144 of the Act).

Sales conducted under Regulation D, Rule 504

In April 16, 2004, we completed an offering of shares of common stock in accordance with Regulation D, Rule 504 of the Securities Act, and the registration by qualification of the offering in the State of Nevada.  We sold 1,042,500 shares of common stock, par value, at a price of $0.08 per share to approximately 29 unaffiliated shareholders of record, none of whom were or are our officers or directors.  The offering was sold for $83,400 in cash.

This offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1933, as amended, in accordance with Regulation D, Rule 504 of the Act.  In addition, this offering was made on a best efforts basis and was not underwritten.  In regards to the offering closed in June 2002 offering, listed below are the requirements set forth under Regulation D, Rule 504 and the facts which support the availability of Rule 504 offering:

  At the time of the offering, we were not subject to the reporting requirements of section 13 or section 15(d) of the Exchange Act.  Further, we are not now, nor were we at the time of the offering, considered to be an investment company.  Finally, since inception, we have pursued a specific business plan, and continue to do so.

  We were issued a permit to sell securities by the State of Nevada, pursuant to our application for registration by qualification of offering of our common stock in that state.  The application for registration by qualification was filed pursuant to the provisions of NRS 90.490, which requires the public filing and delivery to investors of a substantive disclosure document before sale.  In April 2004, we completed an offering of shares of common stock pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the registration by qualification of said offering in the State of Nevada, whereby we sold 1,042,500 shares of our common stock to a total of 29 shareholders of record.  None of the purchasers were or are our officers and directors.  The entire offering was conducted exclusively in the State of Nevada, pursuant to the permit issued by the State of Nevada.

  The aggregate offering price for the offering closed in June 2002 was $92,591, all of which was collected from the offering.

There have been no other issuances of common and/or preferred stock.

Item 5.

Indemnification of Directors and Officers

The Bylaws of the Company provide for indemnification of its directors, officers and employees as follows:

Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

The Bylaws of the Company further state that the Company shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Florida law.  The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article.  However, the Company has yet to purchase any such insurance and has no plans to do so.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Part F/S

Item 1.

Financial Statements


Telesis Technology Corporation

Balance Sheets as of December 31, 2004 and 2003

Statements of Operations,

Stockholders’ Equity, and

Cash Flows for the years ended

December 31, 2004 and for the

Period ended December 31, 2003

Notes to the financial statements

E. Randall Gruber, CPA, PC

Certified Public Accountant                                           Telephone (314) 238-1224

10805 Sunset Office Drive, Suite 300                                      Fax (314) 238-1250

St. Louis, Missouri  63127

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Telesis Technology Corporation

I have audited the accompanying balance sheets of Telesis Technology Corporation as of December 31, 2004 and 2003, and the related statements of operations, stockholders’ equity and other comprehensive loss, and cash flows for the years ended December 31, 2004 and 2003.   These financial statements are the responsibility of the Company’s management.  My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audits in accordance with the standards of the Public Company Accounting Oversight Board (United States)  Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Telesis Technology Corporation as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years ended December 31, 2004 and 2003 in conformity with U.S. generally accepted accounting principles.

/S/

E. Randall Gruber, CPA, PC

St. Louis, Missouri

March 7, 2005

Telesis Technology Corporation
Balance Sheets

ASSETS	December 31,
	2004	2003
Current assets
Cash and cash equivalents	$69,551	$67,507
Accounts receivable	219,079	161,309
Inventories	502,535	135,377
Prepaid expenses	--	5,000

Total current assets	791,165	369,193
Property and equipment (at cost), net of accumulated
depreciation of $12.302 and $4,098 respectively	590,606	131,078

Other assets
Loan to shareholder	--	1770
Software, net of accumulated amortization of $509	9,392	--
Deposits	410	260

Total other assets	9,802	2,030

Total assets	1,391,573	502,301

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Notes payable	32,029	--
Accounts payable	54,710	90,175
Accrued income taxes	13,635	--
Current maturities of long-term debt	20,070	2,200

Total current liabilities	120,444	92,375

Long-term debt
Mortgages payable, net of current maturities	315,781	66,596

Deferred income taxes	35,465	--

Total liabilities	471,690	158,971

Stockholders' equity
Preferred stock, $0.001 par value; 20,000,000
shares authorized; no shares issued and
outstanding	--	--
Common stock, $0.001 par value; 100,000,000
shares authorized and 13,367,500 (2004) and
12,225,000 (2003) issued and outstanding	13,368	12,225
Additional paid-in capital	830,656	251,729
Other comprehensive income (loss)	(13,300)	--
Retained earnings	89,159	79,376
Total stockholders' equity	919,883	343,330

Total liabilities and stockholders' equity	$1,391,573	$502,301

The accompanying notes are an integral part of these financial statements.

Telesis Technology Corporation
Statements of Operations
	For the
	Years ended
	December 31,
	2004	2003

Revenues
Sales	$1,545,180	$721,419

Cost of sales
Cost of goods sold	1,005,076	508,313
Freight	28,154	10,275

Total cost of sales	1,033,230	518,588

Gross profit	511,950	202,831

Operating expenses
Salaries and wages	238,536	47,662
Professional fees	27,541	7,945
Outside services	21,006	27,944
Payroll taxes and employee benefits	25,184	4,772
Operating supplies	14,913	4,113
Utilities and telephone	14,241	7,576
Depreciation and amortization	13,390	3,850
Office supplies	7,153	3,354
Taxes and licenses	8,334	2,299
Repairs and maintenance	7,793	1,930
Advertising and promotion	5,565	2,383
Auto expense	4,868	--
Insurance	3,199	--
Travel	5,387	--
Dues and subscriptions	1,885	--
Other operating expenses	2,376	3,619

Total operating expenses	401,371	117,447

Income (loss) from operations	110,579	85,384

Telesis Technology Corporation	For the
Statements of Operations	Years ended
	December 31,
Other income (expenses)	2004	2003
Interest income.	$599	$--
Gain on disposition of assets	30,203	--
Interest expense	(16,422)	5,701

Net other expense	14,380	5,701

Income before income taxes	124,959	79,683

Income taxes	35,800	20,000

Net income	$89,159	$59,683

Weighted average number of common shares
outstanding - basic and fully diluted	12,967,603	6,698,675

Net income per share - basic and fully diluted	$0.01	$0.01

Pro forma data:

Historical income before taxes	124,959	79,683

Pro forma provision for income taxes	35,800	20,000

Net income adjusted for pro forma provision
for income taxes	89,159	59,683

Pro forma weighted average number of common
shares outstanding	12,967,603	6,698,675

Net income adjusted for pro forma provision
for income taxes per common share:	0.01	0.01

The accompanying notes are an integral part of these financial statements.

Telesis Technology Corporation
Statements of Stockholders' Equity and Other Comprehensive Loss
For the years ended December 31, 2004,and 2003 and for the period from inception June 22, 2002 through December 31, 2002
					Retained
			Capital	Other	Earnings /
	Common Stock		In Excess of	Comprehensive	Accumulated
	Shares	Amount	Par Value	Loss	Deficit	Totals

Balance, June 22, 2002	--	$--	$--	$--	$--	$--

Common stock issued	100	100	108,508		--	108,608

Net loss	--	--	--	--	(307)	(307)

Balance, January 1, 2003	100	100	108,508	--	(307)	108,301

Common stock redeemed	(100)	(100)	--	--	--	(100)

Common stock issued	12,225,000	12,225	143,221	--	--	155,446

Net income	--	--	--	--	79,683	79,683

Balance, December 31, 2003	12,225,000	$12,225	$251,729	$--	$79,376	$343,330

Retained earnings recorded as additional paid-in capital upon election out of “S” corporation status.	--	--	79,376	--	(79,376)	--

Deferred taxes recorded as other comprehensive loss upon election out of "S" corporate status	--	--	--	(13,300)	--	(13,300)

Common stock issued	1,142,500	1,143	82,679	--	--	83,822

Inventory items transferred by major share holder recorded as additional paid in capital	--	--	416,872	--	--	416,872

Net income	--	--	--	--	89,159	89,159

Balance, December 31, 2004	13,367,500	$13,368	$830,656	$(13,300)	$89,159	$919,883

The accompanying notes are an integral part of these financial statements.

Telesis Technology Corporation
Statements of Cash Flows

	For the
	Years ended
	December 31,
	2004	2003
Operating activities
Net income (loss)	$89,159	$79,683
Adjustments to reconcile net income to
net cash provided by operating activities
Depreciation and amortization	13,390	3,850
Consulting services paid by issuance of stock		1,000
Gain on sale of property and equipment	(30,203)
Deferred income taxes	22,165	--
Changes in assets and liabilities
Accounts receivable	(57,770)	(157,375)
Prepaid expenses	5,000	(5,000)
Inventories	49,714	13,233
Notes payable	32,029
Accounts payable	(35,465)	89,911
Accrued income taxes	13,635	--

Net cash provided by operating activities	101,654	25,302

Investing activities
Expenditures for property and equipment	(569,780)	(29,471)
Expenditures for software	(9,901)	--
Proceeds from sale of property and equipment	127,313
Loans to shareholder	--	(1,770)
Repayment of shareholder loans	1,770	--
Additional security deposits	(150)	--

Net cash used in investing activities	(450,748)	(31,241)

Financing activities
Proceeds from issuance of long-term debt	338,500
Principal payments on long-term debt	(71,184)	(2,573)
Additional investment by shareholders	83,822	6,065

Net cash provided by financing activities	351,138	3,492

Telesis Technology Corporation
Statements of Cash Flows

	For the
	Years ended
	December 31,
	2004	2003
Net decrease in cash and cash equivalents	2,044	(2,447)

Cash and cash equivalents, beginning	67,507	69,954

Cash and cash equivalents, end	$69,551	$67,507
Supplemental disclosures:
Interest paid	$16,422	$5,701

Non-cash investing and financing transactions - During the years ended December 31, 2004 and 2003, the Company’s major shareholder transferred inventory items to the Company.

The inventory was valued at replacement cost in the amounts of $416,872 and $148,281 respectively.  The stockholder was credited with additional paid-in capital in the amounts of $416,872 and $148,281 respectively.

The accompanying notes are an integral part of these financial statements.

Telesis Technology Corporation

Notes to Financial Statements

Note A – Company overview and summary of significant accounting policies

Company overview

Telesis Technology Corporation is a publicly traded, multi-faceted, high technology company that designs, develops, tests, manufactures, and markets a diverse range of aerospace and defense products.  The Company is focused on providing product, system and service solutions for commercial and governmental customers.  The Company has several operating divisions – Telesis Aerospace; Commercial Products Division (CPD); Telesis Test Labs; and Telesis RF.

Basis of preparation of financial statements

The accompanying financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenues and expenses during the audit period.  An example of an estimate is the useful lives of property, plant, and equipment.  Actual results could differ from those estimates.

Revenue recognition

The Company derives its revenues primarily from product sales, testing services, and from packaging and preservation services.  The Company recognizes revenue from product sales at the time of shipment of services.  Revenues are recognized as the services are performed.  The Company has no long-term sales contracts.

Cash and cash equivalents

The Company considers all highly liquid investments with a remaining maturity at the date of purchase/investment of three months or less to be cash equivalents.  Cash and cash equivalents comprise cash and cash on deposit with banks.

Credit risk

The Company’s major customer is the Defense Department of the United States government.  Sales to the United States government represent approximately 74% of Company sales for the year ended December 31, 2004.  No provision for uncollectible accounts has been established at December 31, 2004.

Telesis Technology Corporation

Notes to Financial Statements

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation.  The Company depreciates property and equipment over their estimated useful lives using the straight-line method.  The estimated useful lives of assets are as follows:

Buildings	40 years
Furniture and fixtures	10 years
Computer and telecommunications equipment	5-7 years

Foreign currency translation

The Company prepares financial statements using the United States dollar as the functional currency.  The financial statements required no translation of foreign currencies since none of the foreign operations had transactions during the financial statement periods.

Income taxes

Upon incorporation in June, 2002, the Company elected to be taxed as an “S” Corporation in which all items of income and expense and other tax attributes “pass-through” to the shareholders’ individual income tax returns.

Effective January 1, 2004, the Company elected out of the “S” Corporation income tax status, and elected to be taxed as a regular corporation.  Financial statements for periods subsequent to December 31, 2003 include a provision for income taxes due by the Company.

Note B – Inventories

Inventories consist of the cost of parts, components, material, labor and manufacturing overhead used in the performance of services for customers, and are stated at the lower of cost or market on an FIFO (first-in, first-out) basis.  Inventory transferred to the Company by its major stockholders was valued at replacement cost since historical cost was not available.

Note C – Property and equipment

Property and equipment consist of the following at December 31, 2004:

Land

$  90,000

Building

 442,131

Furniture, fixtures and equipment

    70,776

 602,907

Less – Accumulated depreciation

 (12,301)

$ 590,606

Depreciation expense totaled $12,881 for the year ended December 31, 2004.

Telesis Technology Corporation

Notes to Financial Statements

Note D – Related party transactions

The Company’s major stockholder transferred inventory items to the Company during the period.  The inventory was valued at replacement cost (since historical cost was unavailable) in the amount of $416,872.  The stockholder was credited with additional paid-in capital in the amount of $416,872 in exchange for the inventory.

The Company’s major stockholder has signed a personal guarantee for the mortgage debt and line of credit of the Company as described in Notes E and F.

Note E – Notes Payable

The Company has a revolving line of credit with a commercial bank.  The line of credit established on November 20, 2003 is in the amount of $50,000.  Interest on the line is due monthly and is at a rate of 1.5% over the index rate (Citibank, N.A. New York base rate).  The effective rate is 6.75% on December 31, 2004, and the amount outstanding is $32,029.

Note F – Long-Term Debt

Long-term debt consists of the following at December 31, 2004:

Real estate mortgage issued in the original amount of $250,500 payable at 6.00% interest.  The note is amortized over thirty years with monthly payments in the amount of $1,798.  The note is subject to an interest rate change based on 3% over the one year U.S. Treasury rate effective October 15, 2004.  The balance of the notes is due on October 15, 2014.  The note is secured by real estate.

$ 247,851
Real estate mortgage issued in the original amount of $88,000. The note is due in twenty quarterly installments of $4,400 beginning on January 31, 2005, with a final payment due on October 31, 2009. The mortgage was issued by the City of Superior, Nebraska. The note is secured by real estate.	88,000
Total long-term debt	335,851
Less – Current maturities	(20,070)
Long-term debt, net of current maturities	$ 315,781

The maturities of long-term debt are as follows:

2004     $

20,070

2005

24,894

2006

25,344

2007

25,871

2008

26,328

Later Years

        213,344

              $   355,851

Telesis Technology Corporation

Notes to Financial Statements

Note G – Public Stock Offering

On December 29, 2003, the Company conducted a private placement of common stock pursuant to Regulation D, Rule 504 of the Securities Act, as amended (the “Securities Act”).  This offering was registered in the State of Nevada pursuant to N.R.S. 90.480 – Registration by Qualification on December 29, 2003.  Pursuant to this offering, the Company offered to sell a minimum of 350,000 shares with a maximum of 1,500,000 shares of its common stock at a price of $.08 per share.  On April 16, 2004, the Company completed the private offering of shares of common stock of the Company in accordance with Regulation D, Rule 504 of the Securities Act and the Registration by Qualification in the State of Nevada, whereby it sold 1,042,500 shares of common stock for an aggregate total of $83,822.

Note H – Preferred and Common stock

The Company is authorized to issue 20,000,000 shares of preferred stock at $.001 par value and 100,000,000 shares of common stock at $.001 par value.  As of December 31, 2004 the Company had issued 12,225,000 shares of common stock to the initial shareholders.  The initial shareholders have entered into an agreement with the Company that the 12,225,000 shares will not be sold for two years from the issuance date.

Note I – Sales

Sales consists of the following for the year ended December 31, 2004:

Product sales to the United States government    $

         1,147,589

Product sales to commercial entities

           374,315

Testing service

             23,276

$       1,545,180

Note J – Income Tax Expense

Income tax expense consists of the following for the year ended December 31, 2004:

Federal income tax:

Current

$

13,635

Deferred

22,165

$

35,800

Current income taxes are based on the annualized taxable income for the year.  Deferred income taxes, resulting from timing differences in the recognition of expenses for tax and financial reporting purposes are as follows:

Depreciation

$

87,490

Telesis Technology Corporation

Notes to Financial Statements

Note K – Employee Retirement Plan

The Company has adopted an employee retirement plan under which employees may defer a portion of their annual compensation pursuant to provisions of the Internal Revenue Code.  The Company can elect to contribute to the plan.  Substantially all employees who have completed at least one year of service are eligible to participate in the plan.  The Company has not elected to make a contribution to the plan for the year ended December 31, 2004.

Note L – Pro forma information

Effective January 1, 2004, the Company changed its tax status from an S Corporation to a C Corporation.  The Company has reflected on a pro forma basis the report of the Company’s income tax for the year ended December 31, 2003 as though it were a C Corporation.  The net earnings per share have also been reflected on a pro-forma basis reflecting the effect of the income taxes.

Note M – Commitments

The Company entered into an agreement with the City of Superior, Nebraska to purchase a commercial building and ten acres of real estate with no interest financing.  As part of the agreement the Company has committed that it will have a minimum of five full-time employees with three of those employees being low to moderate income.  All of the employees will have a base salary of not less than $8.25 per hour plus benefits.  The commitment is to be fulfilled by the conclusion of the first year of operation.

Note N – Subsequent Events

On January 4, 2005, the Company issued 6,000,000 shares of its common stock to Hasit Vibhakar, an officer of the Company in exchange for a transfer of inventory valued at $463,561.  The issuance of common stock was issued under an exemption from the registration provisions of Section 5 of the Securities Act of 1933, as amended (the “Act”), as provided under Section 4(2) of the Act and the Common Stock shall be restricted securities that cannot be resold by the purchaser without subsequent registration under the Act or the applicability of a secondary transactional exemption from the registration requirements of the Act (e.g. subject to the safe harbor guidelines and resale limitations as provided under Rule 144 of the Act).

Telesis Technology Corporation

Balance Sheets as of December 31, 2003 and 2002

Statements of Operations,

Stockholders’ Equity, and

Cash Flows for the years ended

December 31, 2003 and for the

Period ended December 31, 2003

Notes to the financial statements

E. Randall Gruber, CPA, PC

Certified Public Accountant                                           Telephone (314)842-5556

11820 Tesson Ferry Road, Suite 200                                      Fax (314)842-5523

St. Louis, Missouri  63128

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Telesis Technology Corporation

I have audited the accompanying balance sheets of Telesis Technology Corporation as of December 31, 2003 and 2002, and the related statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2003 and for the period June 22, 2002 (date of inception) to December 31, 2002.  These financial statements are the responsibility of the Company’s management.  My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States)  Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Telesis Technology Corporation as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the year ended December 31, 2003 and for the period June 22, 2002 (date of inception) to December 31, 2002 in conformity with U.S. generally accepted accounting principles.

E. Randall Gruber, CPA, PC

St. Louis, Missouri

April 23, 2004

Telesis Technology Corporation
(an "S" corporation)
Balance Sheets
December 31, 2003 and 2002

ASSETS	December 31,
	2003	2002
Current assets
Cash and cash equivalents	$67,507	$69,954
Accounts receivable	161,309	3,934
Inventories	135,377	329
Prepaid expenses	5,000	--
Total current assets	369,193	74,217

Property and equipment (at cost), net of accumulated
depreciation of $4,098, and $248 respectively	131,078	105,457

Other assets
Loan to shareholder	1,770	--
Deposits	260	260
Total other assets	2,030	260
Total assets	502,301	179,934

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable	90,175	264
Current maturities of long-term debt	2,200	1,700

Total current liabilities	92,375	1,964
Long-term debt
Mortgage payable, net of current maturities	66,596	69,669

Total liabilities	158,971	71,633

Stockholders' equity
Preferred stock, $0.001 par value; 20,000,000
shares authorized; no shares issued and
outstanding	-----------	-----------
Common stock, $0.001 par value; 100,000,000
shares authorized (2003) and $1.00 par value; 7,500
shares authorized (2002) and 12,225,000 (2003)
and 100 (2002) issued and outstanding	12,225	100
Additional paid-in capital	251,729	108,508
Retained earnings (accumulated deficit)	79,376	-307
Total stockholders' equity	343,330	108,301

Total liabilities and stockholders' equity	$502,301	$179,934

Telesis Technology Corporation
(an "S" corporation)
Statements of Operations
For the year ended December 31, 2003, and for the period
from inception June 22, 2002 through December 31, 2002

	For the	June 22, 2002
	year ended	(inception) to
	December 31,	December 31,
	2003	2002

Revenues
Sales	$721,419	$16,401

Cost of Sales
Cost of goods sold	508,313	10,767
Freight	10,275	73

Total cost of sales	518,588	10,840

Gross margin	202,831	5,561

Operating expenses
Salaries and wages	47,662	700
Professional fees	7,945	1,567
Outside services	27,944
Utilities and telephone	7,576	754
Payroll taxes and employee benefits	4,772
Other taxes	2,299	215
Operating supplies	4,113	202
Depreciation	3,850	248
Office supplies	3,354	1,422
Repairs and maintenance	1,930	504
Advertising and promotion	2,383	48
Other operating expenses	3,619	208

Total operating expenses	117,447	5,868

Income (loss) from operations	85,384	-307
Other expenses
Interest expense	5,701	--

Total other expenses	5,701	0

Net income (loss)	$79,683	$-307

Telesis Technology Corporation
(an "S" corporation)
Statements of Operations (Continued)
For the year ended December 31, 2003, and for the period
from inception June 22, 2002 through December 31, 2002

	For the	June 22, 2002
	year ended	(inception) to
	December 31,	December 31,
	2003	2002

Weighted average number of common shares
outstanding - basic and fully diluted	6,353,575	100

Net income (loss) per share - basic and fully
diluted	0.01	-3.07

Pro forma data:

Historical income (loss) before taxes	79,683	-307

Pro forma provision for income taxes	14,925

Net income adjusted for pro forma provision for income
taxes	64,758	-307

Pro forma weighted average number of common
shares outstanding	6,353,575	100

Net income adjusted for pro forma provision for income
taxes per common share	0.01	-3.07

The accompanying notes are an integral part of these financial statements.

Telesis Technology Corporation
(an "S" corporation)
Statements of Cash Flows
For the year ended December 31, 2003, and for the period
from inception June 22, 2002 through December 31, 2002
	For the	June 22, 2002
	year ended	(inception) to
	December 31,	December 31,
	2003	2002
Operating activities
Net income (loss)	$79,683	$-307
Adjustments to reconcile net income to
net cash provided by operating activities
Depreciation	3,850	248
Consulting service paid by issuance of stock	1,000	--
Changes in assets and liabilities
Accounts receivable	-157,375	-3,934
Prepaid expenses	-5,000	--
Inventories	13,233	-329
Accounts payable	89,911	264
Net cash provided by (used for) operating activities	25,302	-4,058

Investing activities
Expenditures on property and equipment	-29,471	-105,705
Deposit additions		-260
Loans to shareholder	-1,770	--
Net cash used in investing activities	-31,241	-105,965

Financing activities
Proceeds from issuance of mortgage note	--	72,000
Principal payments on long-term debt	-2,573	-631
Proceeds from sale of common stock	--	100
Additional investment by shareholders	6,065	108,508

Net cash provided by financing activities	3,492	179,977

Net increase (decrease) in cash and cash equivalents	-2,447	69,954

Cash and cash equivalents, beginning	69,954	--
Cash and cash equivalents, end	$67,507	$69,954

Supplemental disclosures:
Interest paid	$5,701	$--

Non-cash investing and financing transactions - During the year ended
December 31, 2003, the Company's major shareholder transferred inventory items to the Company. The inventory was valued at replace-
ment cost in the amount of $148,281. The stockholder was credited with additional paid-in capital in the amount of $148,281.

Telesis Technology Corporation
(an "S" corporation)
Notes to Financial Statements

Note A - Company overview and summary of significant accounting policies

Company overview

Telesis Technology Corporation is a global aerospace and defense contractor providing maintenance, repair and overhaul (MRO) of an extensive assortment of aerospace component systems. The Company's customer base is international, and to maintain the global focus, it has two fully operational facilities, which have the ability to efficiently and economically process the MRO project requirements.

For the period June 22, 2002 through December 31, 2002 the Company was a developmental stage enterprise.

Basis of preparation of financial statements

The accompanying financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the audit period. An example of an estimate is the useful lives of property, plant and equipment. Actual results could differ from those estimates.

Revenue recognition

The Company derives its revenues primarily from product sales, testing services and from packaging and preservation services. Revenues are recognized as the services are performed. The Company has no long-term sales contracts. The Company expects that these types of revenues will be recurring, and that all of the services required will be performed by the employees.

Cash and cash equivalents

The Company considers all highly liquid investments with a remaining maturity at the date of purchase /
investment of three months or less to be cash equivalents. Cash and cash equivalents comprise cash, and cash on deposits with banks.

Credit risk

The Company's major customer is the Defense Department of the United States government. Sales to the United States government represent approximately 87% of Company sales for the year ended
December 31, 2003. No provision for uncollectible accounts has been established at December 31, 2003.

Telesis Technology Corporation
(an "S" corporation)
Notes to Financial Statements

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. The Company depreciates property and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings			40 years
Furniture and fixtures			10 years
Computer and telecommunications equipment			5-7 years

Foreign currency translation

The Company prepares financial statements using the United States Dollar as the functional currency. The financial statements required no translation of foreign currencies, since none of the foreign operations had transactions during the financial statement periods.

Income taxes

Upon incorporation in June, 2002, the Company elected to be taxed as an "S" Corporation in which all items of income and expense and other tax attributes "pass-through" to the shareholders'
individual income tax returns. Consequently, these financial statements do not include a provision for income taxes due.

Effective January 1, 2004, the Company elected out of the "S" Corporation income tax status, and elected to be taxed as a regular corporation. Financial statements for periods subsequent to
December 31, 2003 will include a provision for income taxes due by the Company.

Note B - Accounts receivable

The age profile of trade accounts receivable at December 31, 2003 is given below:

		Amount	%

Period in days	0-30	$86,544	53.65%
	31-60	40,788	25.29%
	61-90	33,977	21.06%

		$161,309	100.00%

Note C - Inventories

Inventories consist of the cost of parts and components purchased for resale or to be used in the performance of services for customers, and are stated at the lower of cost or market on a FIFO
(first-in, first-out) basis. Inventory transferred to the Company by its major stockholder was valued at replacement cost since historical cost was not available.

Telesis Technology Corporation
(an "S" corporation)
Notes to Financial Statements

Note D - Property and equipment

Property and equipment consist of the following at December 31, 2003:

Building	$102,049
Furniture and fixtures	4,700
Computer and telecommunications equipment	28,427
135,176
Less - Accumulated depreciation	-4,098
$131,078

Depreciation expense totaled $3,850 and $248 for the years ended December 31, 2003 and 2002 respectively.

Note E - Related party transactions

The Company's major stockholder transferred inventory items to the Company during 2003.
The inventory was valued at replacement cost (since historical cost was unavailable) in the amount of $148,281. The stockholder was credited with additional paid-in capital in the amount of $148,281 in exchange for the inventory.

The Company's major stockholder is the recipient of a non-interest bearing loan in the amount of $1,770. The loan receivable is included in the other assets section of the balance sheet.

The Company's major stockholder has signed a personal guarantee for the mortgage debt and line of credit of the Company as described in Notes F and G.

Note F - Long-Term Debt

Long-term debt consists of the following at December 31, 2003:

Real estate mortgage note issued in the original amount of $72,000 payable at 6.50% interest. The note is amortized over thirty years with monthly payments in the amount of $631. The note is subject to an interest rate change based on 3% over the one year U.S. Treasury rate effective November 15, 2005. The balance of the note is due on
November 15, 2007.	$68,796

Less - Current maturities	-2,200

Long-term debt, net of current maturities	$66,596

Telesis Technology Corporation
(an "S" corporation)
Notes to Financial Statements

The maturities of long-term debt are as follows:

	2004	$2,200
	2005	2,520
	2006	2,560
	2007	61,516

		$68,796

Note G - Line of Credit

The Company has available a line of credit in the amount of $50,000. There have been no advances against the line of credit as of December 31, 2003.

Note H - Subsequent Events

On December 24, 2003, the Company entered into a public stock offering. The Company offered to sell a minimum of 350,000 shares with a maximum of 1,500,000 shares of its common stock at a price of $.08 per share. As of April 16, 2004, the Company closed out the offering in accord-
ance with Regulation D, Rule 504 of the Securities Act. As of April 23, 2004, the Company had
not received a certified shareholder list, or the number of shares sold.

On March 5, 2004, the Company purchased an additional commercial building at a cost of
$126,903. The Company financed $93,000 of the purchase price through a bank loan.

Note I - Preferred and Common stock

The Company is authorized to issue 20,000,000 shares of preferred stock at $.001 par value and 100,000,000 shares of common stock at $.001 par value. During the year beginning
January 1 and ending December 31, 2003, the Company issued 12,225,000 shares of common stock to the initial shareholders. The initial shareholders have entered into an agreement with the Company that the 12,225,000 shares will not be sold for two years from the issuance date.

Telesis Technology Corporation

Balance sheets as of September 30, 2004 and 2003

Statements of Operations, and

Cash Flows for the nine month

periods ended September 30, 2004 and 2003.

Notes to the financial statements

E. Randall Gruber, CPA, PC

Certified Public Accountant                                           Telephone (314)238-1224

10805 Sunset Office Drive, Suite 300                                      Fax (314)238-1250

St. Louis, Missouri  63127

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Telesis Technology Corporation

I have reviewed the accompanying balance sheets of Telesis Technology Corporation as of September 30, 2004 and 2003 and the related statements of operations, and cash flows for the nine months ended September 30, 2004 and 2003. These financial statements are the responsibility of the Company’s management.

I conducted my reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States).  A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole.  Accordingly, I do not express such an opinion.

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying interim financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

/S/

E. Randall Gruber, CPA, PC

--------------------------------------

February 2, 2005

Member:  American Institute of Certified Public Accountants

Registered:  Public Company Accounting Oversight Board (PCAOB)

Telesis Technology Corporation
Balance Sheets
(Unaudited)

ASSETS	September 30,
	2004	2003
Current assets

Cash and cash equivalents	$165,278	$46,808
Accounts receivable	56,150	78,985
Inventories	584,003	1,287

Total current assets	805,431	127,080
Property and equipment (at cost), net of
accumulated depreciation of $11.798 and
$2,974 respectively
	395,471	110,985

Other assets
Loan to shareholder	5,247	--
Software, net of accumulated amortization
of $450	3,632	--
Deposits	2,410	260

Total other assets	11,289	260

Total assets	1,212,191	238,325

LIABILITIES AND STOCKHOLDERS'
EQUITY

Current liabilities
Notes payable	32,029	1,570
Accounts payable	65,455	37,960
Accrued income taxes	10,600	--
Current maturities of long-term debt	7,200	1,700

Total current liabilities	115,284	41,230

Long-term debt
Mortgages payable, net of current
maturities	241,494	67,776

Deferred income taxes	13,800	--

Total liabilities	370,578	109,006

Stockholders' equity

Preferred stock, $0.001 par value;
20,000,000 shares authorized; no shares
issued and outstanding	-----------	-----------

Common stock, $0.001 par value;
100,000,000 shares authorized (2004) and
$1.00 par value; 7,500 shares authorized
(2003) and 13,367.500 (2004)
and 100 (2003) issued and outstanding	13,368	100
Additional paid-in capital	758,049	113,416
Retained earnings (accumulated deficit)	70,196	15,803

Total stockholders' equity
	841,613	129,319

Total liabilities and stockholders'
equity
	$1,212,191	$238,325

Telesis Technology Corporation
Statements of Operations
(Unaudited)

	For the
	Nine months ended
	September 30
	2004	2003
Revenues
Sales	$938,327	$420,010

Cost of sales
Cost of goods sold	569,802	307,536
Freight	17,169	5,946

Total cost of sales	586,971	313,482

Gross profit	351,356	106,528

Operating expenses
Salaries and wages	146,179	23,020
Professional fees	12,662	2,508
Outside services	16,770	1,056
Payroll taxes and employee benefits	14,894	2,426
Operating supplies	12,406	2,536
Utilities and telephone	8,699	5,217
Depreciation and amortization	8,150	2,726
Office supplies	5,195	1,346
Repairs and maintenance	4,021	1,566
Advertising and promotion	2,340	2,015
Auto expense	3,523
Insurance	2,749
Travel	2,308	168
Dues and subscriptions	1,570	261
Other operating expenses	3,924	835
Total operating expenses	245,390	45,680

Income (loss) from operations	105,966	60,848
Other income (expenses)
Interest income.	300
Interest expense	(11,670)	4,686

Net other expense	$(11,370)	$4,686

Income before income taxes	94,596	56,162

Telesis Technology Corporation
Statements of Operations
(Unaudited)

	For the
	Nine months ended
	September 30
	2004	2003

Income taxes	24,400	--

Net income	$70,196	$58,165

Weighted average number of common
shares outstanding - basic and fully diluted	12,225,000	100

Net income per share - basic and fully
diluted	$0.01	$581.65

Pro forma data:

Historical income before taxes	94,596	56,162

Pro forma provision for income taxes	24,400	16,528

Net income adjusted for pro forma
provision for income taxes	70,196	39,634

Pro forma weighted average number of
common shares outstanding	12,225,000	100

Net income adjusted for pro forma
provision for income taxes per common
share:	0.01	396.34

Telesis Technology Corporation
Statements of Cash Flows
(Unaudited)
	For the
	Nine months ended
	September 30,
	2004	2003
Operating activities
Net income (loss)	$70,196	$16,110
Adjustments to reconcile net income
to net cash provided by operating activities
Depreciation and amortization	8,150	400
Deferred income taxes	13,800	--
Changes in assets and liabilities
Accounts receivable	105,159	(75,051)
Prepaid expenses	5,000	--
Inventories	(92,715)	(958)
Notes payable	32,029
Current maturities of long-term debt	5,000
Accounts payable	(24,720)	37,696
Accrued income taxes	10,600	--

Net cash provided by operating activities	132,499	(21,803)

Investing activities
Expenditures for property & Equipment	(272,093)	(5,928)
Expenditures for software	(4,082)	--
Loans to shareholder	(3,477)	--
Additional security deposits	(2,150)	--
Proceeds from issue of long-term debt		1,629
Principal payments on long-term debt		(1,952)

Net cash used in investing activities	(281,802)	(6,251)

Financing activities
Proceeds from issue of long-term debt	183,500
Principal payments on long-term debt	(8,602)
Additional investment by shareholders	72,176	4,908

Net cash provided by financing activities	247,074	4,908

Net decrease in cash and cash equivalents	97,771	(23,146)

Cash and cash equivalents, beginning	67,507	69,954

Cash and cash equivalents, end	$165,278	$46,808
Supplemental disclosures:
Interest paid	$11,670	$--

Non-cash investing and financing transactions - During the nine months ended September 30, 2004, the Company's major shareholder transferred inventory items to the Company. The inventory was valued at replacement cost in the amount of $353,029. The stockholder was credited with additional paid-in capital in the amount of $353,029.

Telesis Technology Corporation

Notes to Financial Statements

Note A - Company overview and summary of significant accounting policies

Company overview

Telesis Technology Corporation is a publicly traded multi-faceted high technology company that designs, develops, tests, manufacturers and markets a diverse range of aerospace and defense products.  The Company is focused on providing product, system and service solutions for commercial and governmental customers.  The Company has five operating divisions - Government Products division (GPD); Commercial Products Division (CPD); Telesis Aerospace; Telesis Test Labs and Telesis RF.

Basis of preparation of financial statements

The accompanying financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the audit period.  An example of an estimate is the useful lives of property, plant and equipment.  Actual results could differ from those estimates.

Revenue recognition

The Company derives its revenues primarily from product sales, testing services and from packaging and preservation services.  Revenues are recognized as the services are performed.  The Company has no long-term sales contracts.

Cash and cash equivalents

The Company considers all highly liquid investments with a remaining maturity at the date of purchase / investment of three months or less to be cash equivalents.  Cash and cash equivalents comprise cash, and cash on deposits with banks.

Credit risk

The Company's major customer is the Defense Department of the United States government.  Sales to the United States government represent approximately

65% of Company sales for the nine months ended September 30, 2004.  No provision for uncollectible accounts has been established at September 30, 2004.

Telesis Technology Corporation

Notes to Financial Statements

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation.  The Company depreciates property and equipment over their estimated useful lives using the straight-line method.  The estimated useful lives of assets are as follows:

Buildings

40 years

Furniture and fixtures

          10 years

Computer and telecommunications equipment      5-7 years

Foreign currency translation

The Company prepares financial statements using the United States dollar as the functional currency.  The financial statements required no translation of foreign currencies, since none of the foreign operations had transactions during the financial statement periods.

Income taxes

Upon incorporation in June, 2002, the Company elected to be taxed as an "S" Corporation in which all items of income and expense and other tax attributes "pass-through" to the shareholders' individual income tax returns.

Effective January 1, 2004, the Company elected out of the "S" Corporation income tax status, and elected to be taxed as a regular corporation.  Financial statements for periods subsequent to December 31, 2003 include a provision for income taxes due by the Company.

Note B – Inventories

Inventories consist of the cost of parts, components, material, labor and manufacturing overhead used in the performance of services for customers, and are stated at the lower of cost or market on an FIFO (first-in, first-out) basis.  Inventory transferred to the Company by its major stockholder was valued at replacement cost since historical cost was not available.

Note C - Property and equipment

Property and equipment consist of the following at September 30, 2004:

Building

$  351,501

Furniture and fixtures

4,700

Computer and telecommunications equipment

51,068

407,269

Less - Accumulated depreciation

(11,798)

$  395,471

Telesis Technology Corporation

Notes to Financial Statements

Depreciation expense totaled $7,700 for the nine months ended September 30, 2004.

Note D - Related party transactions

The Company's major stockholder transferred inventory items to the Company during the period.  The inventory was valued at replacement cost (since historical cost was unavailable) in the amount of $353,029.  The stockholder was credited with additional paid-in capital in the amount of $353,029 in exchange for the inventory.

The Company's major stockholder is the recipient of a non-interest bearing loan in the amount of $5,247.  The loan receivable is included in the other assets section of the balance sheet.

The Company's major stockholder has signed a personal guarantee for the mortgage debt and line of credit of the Company as described in Notes E and F.

Note E - Long-Term Debt

Long-term debt consists of the following at September 30, 2004:

Real estate mortgage note issued in the original amount of $72,000 payable at 6.50% interest.  The note is amortized over thirty years with monthly payments in the amount of $631.  The note is subject to an interest rate change based on 3% over the one year U.S. Treasury rate effective November 15, 2005.  The balance of the note is due on November 15, 2007.  The note is secured by real estate.

$ 65,912
Real estate mortgage note issued in the original amount of $182,782 payable at 6.25% interest. The note is amortized over thirty years with monthly payments in the amount of $685. The note is subject to an interest rate change based on 3.00% over the three year U.S. Treasury rate every thirty-six months effective September 1, 2007. The balance of the note is due on September 1, 2014. The note is secured by real estate.	182,782
Total long-term debt	248,694
Less-Current maturities	(7,200)
Long-term debt, net of current maturities	$241,494

Telesis Technology Corporation

Notes to Financial Statements

The maturities of long-term debt are as follows:

2004

$     7,200

2005

  9,120

2006

  10,032

2007

  69,116

2008

  11,600

Later years

  141,626

$   248,694

Note F - Line of Credit

The Company has available a line of credit in the amount of $50,000.  There have been advances totaling $32,029 against the line of credit at September 30, 2004.

Note G – Regulation D, Rule 504 Private Placement

On December 29, 2003, the Company conducted a private placement of common stock pursuant to Regulation D, Rule 504 of the Securities Act, as amended (the “Securities Act”). This offering was registered in the State of Nevada pursuant to N.R.S. 90.480 – Registration by Qualification on December 29, 2003. Pursuant to this offering, the Company offered to sell a minimum of 350,000 shares with a maximum of 1,500,000 shares of its common stock at a price of $.08 per share.  On April 16, 2994, the Company completed this private offering of shares of common stock of the Company in accordance with Regulation D, Rule 504 of the Securities Act and the Registration by Qualification in the State of Nevada, whereby it sold 1,042,500 shares of common stock for an aggregate total of $83,400.00 USD.

Note H - Preferred and Common stock

The Company is authorized to issue 20,000,000 shares of preferred stock at $.001 par value and 100,000,000 shares of common stock at $.001 par value.  As of September 30, 2004 the Company had issued 12,225,000 shares of common stock to the initial shareholders. The initial shareholders have entered into an agreement with the Company that the 12,225,000 shares will not be sold for two years from the issuance date.

Note I – Sales

Sales consists of the following for the nine months ended September 30, 2004

Product sales to the Unites States government	$ 607,125
Product sales to commercial entities	322,204
Testing service	8,998
$ 938,327

Telesis Technology Corporation

Notes to Financial Statements

Note J - Income Tax Expense

Income tax expense consists of the following for the nine months ended September 30, 2004:

Federal income tax:

Current

$

10,600

Deferred

13,800

$

24,400

Current income taxes are based on the annualized taxable income for the year.

Deferred income taxes, resulting from timing differences in the recognition of expenses for tax and financial reporting purposes are as follows:

Depreciation

$

40,153

Note K - Employee Retirement Plan

The Company has adopted an employee retirement plan under which employees may defer a portion of their annual compensation pursuant to provisions of the Internal Revenue Code.  The Company can elect to contribute to the plan.  Substantially all employees who have completed at least one year of service are eligible to participate in the plan.  The Company has not elected to make a contribution to the plan for the nine months ended September 30, 2004.

Note L - Pro forma information

Effective January 1, 2004, the Company changed its tax status from an S Corporation to a C Corporation.  The Company has reflected a pro forma basis the reporting of the Company's income tax for the nine months period ended September 30, 1993 as though it were a C Corporation.  The net earnings per share have also been reflected on a pro-forma basis reflecting the effect of the income taxes.

NOTE M – Subsequent Events

On January 4, 2005, the Company issued 6,000,000 shares of its common stock to Hasit Vibhakar, an officer of the Company, in exchange for a transfer of inventory valued at $463,561.44 USD. This issuance of common stock was issued under an exemption from the registration provisions of Section 5 of the Securities Act of 1933, as amended (the “Act”), as provided under Section 4(2) of the Act and the Common Stock shall be restricted securities that cannot be resold by the Purchaser without subsequent registration under the Act or the applicability of a secondary transactional exemption from the registration requirements of the Act (e.g. subject to the safe harbor guidelines and resale limitations as provided under Rule 144 of the Act).

Telesis Technology Corporation

Balance sheets as of June 30, 2004 and 2003

Statements of Operations, and

Cash Flows for the six month

periods ended June 30, 2004 and 2003.

Notes to the financial statements

E. Randall Gruber, CPA, PC

Certified Public Accountant                                           Telephone (314)238-1224

10805 Sunset Office Drive, Suite 300                                      Fax (314)238-1250

St. Louis, Missouri  63127

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Telesis Technology Corporation

I have reviewed the accompanying balance sheets of Telesis Technology Corporation as of June 30, 2004 and 2003 and the related statements of operations, and cash flows for the six months ended June 30, 2004 and 2003. These financial statements are the responsibility of the Company’s management.

I conducted my reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States).  A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole.  Accordingly, I do not express such an opinion.

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying interim financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

E. Randall Gruber, CPA, PC

September 19, 2004

Member:  American Institute of Certified Public Accountants

Registered:  Public Company Accounting Oversight Board (PCAOB)

Telesis Technology Corporation
Balance Sheets
(Unaudited)

ASSETS	June 30,
	2004	2003
Current assets
Cash and cash equivalents	$188,343	$46,228
Accounts receivable	162,685	156,273
Inventories	472,353	2,775

Total current assets	823,381	205,276
Property and equipment (at cost), net of accumulated
depreciation of $8,648, and $1,048 respectively	272,916	107,140

Other assets
Loan to shareholder	5,247	--
Software, net of accumulated amortization of $300	3,782	--
Deposits	410	260

Total other assets	9,439	260

Total assets	1,105,736	312,676

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Notes payable	32,029
Accounts payable	79,393	100,873
Accrued income taxes	13,732	--
Current maturities of long-term debt	3,600	1,700

Total current liabilities	128,754	102,573

Long-term debt
Mortgages payable, net of current maturities	155,598	65,884

Deferred income taxes	6,070	--

Total liabilities	290,422	168,457

Stockholders' equity
Preferred stock, $0.001 par value; 20,000,000
shares authorized; no shares issued and
outstanding	-----------	-----------
Common stock, $0.001 par value; 100,000,000
shares authorized (2004) and $1.00 par value; 7,500
shares authorized (2003) and 13,367.500 (2004)
and 100 (2003) issued and outstanding	13,368	100
Additional paid-in capital	758,052	114,573
Retained earnings (accumulated deficit)	43,894	29,546
Total stockholders' equity	815,314	144,219

Total liabilities and stockholders' equity	$1,105,736	$312,676

Telesis Technology Corporation
Statements of Operations
(Unaudited)
	For the
	Six months ended
	June 30,
	2004	2003

Revenues
Sales	$678,129	$274,695

Cost of Sales
Cost of goods sold	448,715	203,583
Freight	11,831	3,290

Total cost of sales	460,546	206,873

Gross margin	217,583	67,822

Operating expenses
Salaries and wages	85,326	14,987
Professional fees	9,829	896
Outside services	11,270	10,506
Utilities and telephone	5,126	3,236
Payroll taxes and employee benefits	8,184	1,704
Other taxes	373	335
Operating supplies	6,159	2,411
Depreciation	4,700	400
Office supplies	2,410	1,169
Repairs and maintenance	2,869	843
Advertising and promotion	742	1,297
Vehicle expense	2,315
Insurance	1,833
Other operating expenses	3,987	185

Total operating expenses	145,123	37,969
q
Income (loss) from operations	72,460	29,853
Other expenses
Interest expense	8,764

Total other expenses	8,764

Income before income taxes	63,696	29,853

Income taxes	19,802

Net income	$43,894	$29,853

Telesis Technology Corporation
Statements of Operations - continued
(Unaudited)

	For the
	Six months ended
	June 30,
	2004	2003

Weighted average number of common shares
outstanding - basic and fully diluted	12,225,000	100

Net income per share - basic and fully diluted	$0.00	$298.53

Pro-forma data:…

Historical income before income taxes	63,696	29,853

Pro-forma provision for income taxes	19,802	4,478

Net income adjusted for pro forma provision for
income taxes	43,894	25,375

Pro forma weighted average number of common shares
outstanding	12,713,736	100

Net income adjusted for pro forma provisions for
income taxes per common share	0.00	253.75

Telesis Technology Corporation
Statements of Cash Flows
(Unaudited)
	For the
	Six months ended
	June 30,
	2004	2003
Operating activities
Net income (loss)	$43,894	$29,853
Adjustments to reconcile net income to
net cash provided by operating activities
Depreciation and amortization	4,700	400
Deferred income taxes	6,070	--

Changes in assets and liabilities
Accounts receivable	(1,379)	(152,339)
Prepaid expenses	5,000	--
Inventories	16,053	(2,446)
Accounts payable	(10,778)	101,137
Accrued income taxes	13,732	--

Net cash provided by operating activities	77,292	(23,395)

Investing activities
Expenditures for property and equipment	(146,238)	(3,000)
Expenditures for software	(4,083)	--
Loans to shareholder	(3,477)	--
Additional security deposits	(150)	--
Net cash used in investing activities	(153,948)	(3,000)

Financing activities
Proceeds from issuance of long-term debt	125,029
Principal payments on long-term debt	(2,598)	(2,239)
Additional investment by shareholders	75,061	4,908

Net cash provided by financing activities	197,492	2,669

Net decrease in cash and cash equivalents	120,836	(23,726)
Cash and cash equivalents, beginning	67,507	69,954
Cash and cash equivalents, end	$188,343	$46,228
Supplemental disclosures:
Interest paid	$8,764	$--
Non-cash investing and financing transactions - During the six months ended
June 30, 2004, the Company's major shareholder transferred inventory items to the Company. The inventory was valued at replacement cost in the amount of $353,029. The stockholder was credited with additional paid-in capital in the amount of $353,029.

Telesis Technology Corporation
Notes to Financial Statements

Note A - Company overview and summary of significant accounting policies

Company overview

Telesis Technology Corporation is a publicly traded multi-faceted high technology company that designs, develops, tests, manufacturers and markets a diverse range of aerospace and deferred products. The
Company is focused on providing product, system and service solutions for commercial and governmental customers. The Company has five operating divisions - Governmental Products division (GPD); Commercial
Products Division (CPD); Telesis Aerospace; Telesis Test Labs and Telesis RF.

Basis of preparation of financial statements

The accompanying financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the audit period. An example of an estimate is the useful lives of property, plant and equipment. Actual results could differ from those estimates.

Revenue recognition

The Company derives its revenues primarily from product sales, testing services and from packaging and preservation services. Revenues are recognized as the services are performed. The Company has no long-term sales contracts. The Company expects that these types of revenues will be recurring, and that all of the services required will be performed by the employees.

Cash and cash equivalents

The Company considers all highly liquid investments with a remaining maturity at the date of purchase /
investment of three months or less to be cash equivalents. Cash and cash equivalents comprise cash, and cash on deposits with banks.

Credit risk

The Company's major customer is the Defense Department of the United States government. Sales to the United States government represent approximately 66% of Company sales for the six months ended June 30, 2004. No provision for uncollectible accounts has been established at June 30, 2004.

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. The Company depreciates property and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Telesis Technology Corporation
Notes to Financial Statements

Buildings	40 years
Furniture and fixtures	10 years
Computer and telecommunications equipment	5-7 years
Income taxes

Upon incorporation in June, 2002, the Company elected to be taxed as an "S" Corporation in which all items of income and expense and other tax attributes "pass-through" to the shareholders'
individual income tax returns.

Effective January 1, 2004, the Company elected out of the "S" Corporation income tax status, and elected to be taxed as a regular corporation. Financial statements for periods subsequent to
December 31, 2003 include a provision for income taxes due by the Company.

Foreign currency translation

The Company prepares financial statements using the United States Dollar as the functional currency.
The financial statements required no translation of foreign currencies, since none of the foreign operations had transactions during the financial statement periods.

Note B - Inventories

Inventories consist of the cost of parts and components purchased for resale or to be used in the performance of services for customers, and are stated at the lower of cost or market on a FIFO
(first-in, first-out) basis. Inventory transferred to the Company by its major stockholder was valued at replacement cost since historical cost was not available.

Note C - Property and equipment

Property and equipment consist of the following at June 30, 2004

Building	$227,501
Furniture and fixtures	4,700
Computer and telecommunications equipment	49,213
281,414
Less - Accumulated depreciation	(8,498)
$272,916

Depreciation expense totaled $4,400 for the six months ended June 30, 2004.

Note D - Related party transactions

The Company's major stockholder transferred inventory items to the Company during the period.
The inventory was valued at replacement cost (since historical cost was unavailable) in the amount of $353,029. The stockholder was credited with additional paid-in capital in the amount of $353,029 in exchange for the inventory.

Telesis Technology Corporation
Notes to Financial Statements

The Company's major stockholder is the recipient of a non-interest bearing loan in the amount of $5,247. The loan receivable is included in the other assets section of the balance sheet.

The Company's major stockholder has signed a personal guarantee for the mortgage debt and line of credit of the Company as described in Notes E and F.

Note E - Long-Term Debt

Long-term debt consists of the following at June 30, 2004:

Real estate mortgage note issued in the original amount of $72,000 payable at 6.50% interest. The note is amortized over thirty years with monthly payments in the amount of $631. The note is subject to an interest rate change based on 3% over the one year U.S. Treasury rate effective November 15, 2005. The balance of the note is due on
November 15, 2007. The note is secured by real estate.	$66,738

Real estate mortgage note issued in the original amount of $93,000 payable at 6.25% interest. The note is amortized over thirty years with monthly payments in the amount of $685. The note is subject to an interest rate change based on 3.25% over the one year U.S. Treasury rate effective March 9, 2007. The balance of the note is due on March 9, 2014.
The note is secured by real estate.	92,460

Total long-term debt	159,198

Less - Current maturities	(3,600)

Long-term debt, net of current maturities	$155,598

The maturities of long-term debt are as follows:

2004	$3,600
2005	5,520
2006	6,060
2007	65,516
2008	4,500
Later years	70,402

$155,598

Telesis Technology Corporation
Notes to Financial Statements

Note F - Line of Credit

The Company has available a line of credit in the amount of $50,000. There have been advances totaling $32,029 against the line of credit at June 30, 2004..

Note G - Public Stock offering

On December 24, 2003, the Company entered into a public stock offering. The Company offered to sell a minimum of 350,000 shares with a maximum of 1,500,000 shares of its common stock at a price of $.08 per share. As of April 16, 2004, the Company closed out the offering in accord-
ance with Regulation D, Rule 504 of the Securities Act. As of June 30, 2004 the Company had
not received a certified shareholder list, or the number of shares sold from the registrar.

Note H - Preferred and Common stock

The Company is authorized to issue 20,000,000 shares of preferred stock at $.001 par value and 100,000,000 shares of common stock at $.001 par value. As of June 30, 2004 the
Company had issued 12,225,000 shares of common stock to the initial shareholders.
The initial shareholders have entered into an agreement with the Company that the
12,225,000 shares will not be sold for two years from the issuance date.

Note I - Income Tax Expense

Income tax expense consists of the following for the six months ended June 30, 2004:

Federal income tax:

Current	$13,732

Deferred	6,070

$19,802

Current income taxes are based on the annualized taxable income for the year.

Deferred income taxes, resulting from timing differences in the recognition of expenses for tax and financial reporting purposes are as follows:

Depreciation	$1,194

Note J - Employee Retirement Plan

The Company has adopted an employee retirement plan under which employees may defer a portion of their annual compensation pursuant to provisions of the Internal Revenue Code.
The Company can elect to contribute to the plan. Substantially all employees who have completed at least one year of service are eligible to participate in the plan. The Company has not elected to make a contribution to the plan for the six months ended June 30, 2004

Telesis Technology Corporation

Balance sheets as of March 31, 2004 and 2003

Statements of Operations, and

Cash Flows for the three month

periods ended March 31, 2004 and 2003.

Notes to the financial statements

E. Randall Gruber, CPA, PC

Certified Public Accountant                                           Telephone (314)238-1224

10805 Sunset Office Drive, Suite 300                                      Fax (314)238-1250

St. Louis, Missouri  63127

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Telesis Technology Corporation

I have reviewed the accompanying balance sheets of Telesis Technology Corporation as of March 31, 2004 and 2003 and the related statements of operations, and cash flows for the three months ended March 31, 2004 and 2003. These financial statements are the responsibility of the Company’s management.

I conducted my reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States).  A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole.  Accordingly, I do not express such an opinion.

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying interim financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

E. Randall Gruber, CPA, PC

July 14, 2004

Member:  American Institute of Certified Public Accountants

Registered:  Public Company Accounting Oversight Board (PCAOB)

Telesis Technology Corporation
Balance Sheets
(Unaudited)

ASSETS		March 31,
	2004	2003
Current assets
Cash and cash equivalents	$32,058	$46,808
Accounts receivable	193,877	78,985
Inventories	526,545	1,287

Total current assets	752,480	127,080
Property and equipment (at cost), net of accumulated
depreciation of $6,148, and $648 respectively	257,414	110,985

Other assets
Loan to shareholder	5,247	--
Software, net of accumulated amortization of $100	2,966	--
Deposits	1,260	260

Total other assets	9,473	260

Total assets	1,019,367	238,325

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Notes payable	32,029	1,570
Accounts payable	79,397	37,960
Accrued income taxes	14,528	--
Current maturities of long-term debt	3,600	1,700

Total current liabilities	129,554	41,230

Long-term debt
Mortgages payable, net of current maturities	156,934	67,776

Deferred income taxes	1,194	--

Total liabilities	287,682	109,006

Telesis Technology Corporation
Balance Sheets – continue
(Unaudited)

Stockholders' equity
Preferred stock, $0.001 par value; 20,000,000
shares authorized; no shares issued and
Outstanding	-----------	-----------
Common stock, $0.001 par value; 100,000,000
shares authorized (2004) and $1.00 par value; 7,500
shares authorized (2003) and 12,225,000 (2004)
and 100 (2003) issued and outstanding	12,225	100
Additional paid-in capital	684,134	113,416
Retained earnings (accumulated deficit)	35,326	15,803
Total stockholders' equity	731,685	129,319

Total liabilities and stockholders' equity	$1,019,367	$238,325

Telesis Technology Corporation
Statements of Operations
(Unaudited)
	For the
	Three months ended
	March 31,
	2004	2003

Revenues
Sales	$348,127	$100,390

Cost of Sales
Cost of goods sold	225,496	67,772
Freight	3,173	1,120

Total cost of sales	228,669	68,892

Gross margin	119,458	31,498

Operating expenses
Salaries and wages	40,836	7,390
Professional fees	1,684	286
Outside services	10,000	455
Utilities and telephone	1,516	1,655
Payroll taxes and employee benefits	4,171	942
Other taxes	373	185
Operating supplies	1,699	1,052
Depreciation	2,150	400
Office supplies	677	1,134
Repairs and maintenance	465	706
Advertising and promotion	417
Vehicle expense	1,157
Insurance	916
Other operating expenses	1,718	91

Total operating expenses	67,779	14,296

Income (loss) from operations	51,679	17,202
Other expenses
Interest expense	631	--

Total other expenses	631	--

Income before income taxes	51,048	16,110

Income taxes	15,722	--

Net income	$35,326	$16,110

Telesis Technology Corporation
Statements of Operations (Continued)
(Unaudited)
	For the
	Three months ended
	March 31,
	2004	2003

Weighted average number of common shares
outstanding - basic and fully diluted	12,713,736	100

Net income per share - basic and fully diluted	$0.00	$161.10

Pro-forma data:

Historical income before income taxes	51,048	16,110

Pro-forma provision for income taxes	15,722	2,185

Net income adjusted for pro-forma provision for
income taxes	35,326	13,925

Pro forma weighted average number of common
shares outstanding	12,713,736	100

Net income adjusted for pro-forma provisions for
income taxes per common share	$0.00	$139.25

Telesis Technology Corporation
(an "S" corporation)
Statements of Cash Flows
(Unaudited)
	For the
	Three months ended
	March 31,
	2004	2003
Operating activities
Net income (loss)	$35,326	$16,110
Adjustments to reconcile net income to
net cash provided by operating activities
Depreciation and amortization	2,150	400
Deferred income taxes	1,194	--

Changes in assets and liabilities
Accounts receivable	(32,568)	(75,051)
Prepaid expenses	5,000	--
Inventories	(38,139)	(958)
Accounts payable	(10,778)	37,696
Accrued income taxes	14,528	--
Net cash provided by operating activities	(23,287)	(21,803)

Investing activities
Expenditures for property and equipment	(128,387)	(5,928)
Expenditures for software	(3,066)	--
Loans to shareholder	(3,477)	--
Additional security deposits	(1,000)	--

Net cash used in investing activities	(135,930)	(5,928)

Financing activities
Proceeds from issuance of long-term debt	125,029	1,629
Principal payments on long-term debt	(1,261)	(1,952)
Additional investment by shareholders	--	4,908
Net cash provided by financing activities	123,768	4,585

Net decrease in cash and cash equivalents	(35,449)	(23,146)
Cash and cash equivalents, beginning	67,507	69,954
Cash and cash equivalents, end	$32,058	$46,808
Supplemental disclosures:
Interest paid	$631	$--

Non-cash investing and financing transactions - During the three months ended
March 31, 2004, the Company's major shareholder transferred inventory items to the Company. The inventory was valued at replacement cost in the amount of $353,029. The stockholder was credited with additional paid-in capital in the amount of $353,029.

Telesis Technology Corporation
Notes to Financial Statements

Note A - Company overview and summary of significant accounting policies

Company overview

Telesis Technology Corporation is a publicly traded multi-faceted high technology company that designs, develops, test, manufacturers and markets a diverse range of aerospace and deferred products. The
Company is focused on providing product, system and service solutions for commercial and governmental customers. The Company has five operating divisions - Governmental Products division (GPD); Commercial
(CPD); Telesis Aerospace; Telesis Test Labs and Telesis RF.

Basis of preparation of financial statements

The accompanying financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the audit period. An example of an estimate is the useful lives of property, plant and equipment. Actual results could differ from those estimates.

Revenue recognition

The Company derives its revenues primarily from product sale, testing services and from packaging and preservation service. Revenues are recognized as the services are performed. The Company has no long-term sales contracts. The Company expects that these types of revenues will be recurring, and that all of the services required will be performed by the employees.

Cash and cash equivalents

The Company considers all highly liquid investments with a remaining maturity at the date of purchase /
investment of three months or less to be cash equivalents. Cash and cash equivalents comprise cash, and cash on deposits with banks.

Credit risk

The Company's major customer is the Defense Department of the United States government. Sales to the United States government represent approximately 66% of Company sales for the three months ended March 31, 2004. No provision for uncollectible accounts has been established at March 31, 2004.

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. The Company depreciates property and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Telesis Technology Corporation
Notes to Financial Statements

Buildings	40 years
Furniture and fixtures	10 years
Computer and telecommunications equipment	5-7 years

Income taxes

Upon incorporation in June, 2002, the Company elected to be taxed as an "S" Corporation in which all items of income and expense and other tax attributes "pass-through" to the shareholders'
individual income tax returns.

Effective January 1, 2004, the Company elected out of the "S" Corporation income tax status, and elected to be taxed as a regular corporation. Financial statements for periods subsequent to
December 31, 2003 include a provision for income taxes due by the Company.

Foreign currency translation

The Company prepares financial statements using the United States Dollar as the functional currency.
The financial statements required no translation of foreign currencies, since none of the foreign operations had transactions during the financial statement periods.

Note B - Inventories

Inventories consist of the cost of parts and components purchased for resale or to be used in the performance of services for customers, and are stated at the lower of cost or market on a FIFO
(first-in, first-out) basis. Inventory transferred to the Company by it major stockholder was valued at replacement cot since historical cost was not available.

Note C - Property and equipment

Property and equipment consist of the following at March 31, 2004:

Building	$227,501
Furniture and fixtures	4,700
Computer and telecommunications equipment	31,361
263,562
Less - Accumulated depreciation	(6,148)
$257,414
Depreciation expense totaled $2,050 for the three months ended March 31, 2004.

Note D - Related party transactions

The Company's major stockholder transferred inventory items to the Company during the period.
The inventory was valued at replacement cost (since historical cost was unavailable) in the amount of $353,029. The stockholder was credited with additional paid-in capital in the amount of
$353,029 in exchange for the inventory.

Telesis Technology Corporation
Notes to Financial Statements

The Company's major stockholder is the recipient of a non-interest bearing loan in the amount of $5,247. The loan receivable is included in the other assets section of the balance sheet.

The Company's major stockholder has signed a personal guarantee for the mortgage debt and line of credit of the Company as described in Notes E and F.

Note E - Long-Term Debt

Long-term debt consists of the following at March 31, 2004:

Real estate mortgage note issued in the original amount of $72,000 payable at 6.50% interest. The note is amortized over thirty years with monthly payments in the amount of $631. The note is subject to an interest rate change based on 3% over the one year U.S. Treasury rate effective November 15, 2005. The balance of the note is due on
November 15, 2007. The note is secured by real estate.	$67,534

Note E - Long-Term Debt (Continued)

Real estate mortgage note issued in the original amount of $93,000 payable at 6.25% interest. The note is amortized over thirty years with monthly payments in the amount of $685. The note is subject to an interest rate change based on 3.25% over the one year U.S. Treasury rate effective March 9, 2007. The balance of the note is due on March 9, 2014.
The note is secured by real estate.	93,000

Total long-term debt	160,534

Less - Current maturities	(3,600)

Long-term debt, net of current maturities	$156,934

The maturities of long-term debt are as follows:
2004	$3,600
2005	5,520
2006	6,060
2007	65,516
2008	4,500
Later years	75,338

$160,534

Telesis Technology Corporation
Notes to Financial Statements

Note F - Line of Credit

The Company has available a line of credit in the amount of $50,000. There have been advances totaling $32,029 against the line of credit at March 31, 2004..

Note G - Subsequent Events

On December 24, 2003, the Company entered into a public stock offering. The Company offered to sell a minimum of 350,000 shares with a maximum of 1,500,000 shares of its common stock at a price of $.08 per share. As of April 16, 2004, the Company closed out the offering in accord-
ance with Regulation D, Rule 504 of the Securities Act. As of June 30, 2004 the Company had
not received a certified shareholder list, or the number of shares sold from the registrar.

Note H - Preferred and Common stock

The Company is authorized to issue 20,000,000 shares of preferred stock at $.001 par value and 100,000,000 shares of common stock at $.001 par value. As of March 31, 2004 the
Company had issued 12,225,000 shares of common stock to the initial shareholders.
The initial shareholders have entered into an agreement with the Company that the
12,225,000 shares will not be sold for two years from the issuance date.

Note I - Income Tax Expense

Income tax expense consists of the following for the three months ended March 31, 2004:

Federal income tax:

Current	$14,528
Deferred	1,194

$15,722

Current income taxes are based on the annualized taxable income for the year.

Deferred income taxes, resulting from timing differences in the recognition of expenses for tax and financial reporting purposes are as follows:

Depreciation	$1,194

Note J - Employee Retirement Plan

The Company has adopted an employee retirement plan under which employees may defer a portion of their annual compensation pursuant to provisions of the Internal Revenue Code.
The Company can elect to contribute to the plan. Substantially all employees who have completed at least one year of service are eligible to participate in the plan. The Company
Has not elected to make a contribution to the plan for the three months ended March 31, 2004.

Part III

Item 1.

Index to Exhibits

Exhibit Number                                                Name and/or Identification of Exhibit

3                Articles of Incorporation & By-Laws

                            a.  Articles of Incorporation of the Company filed June 6, 2002 and Amendments Thereto

                            b.  By-Laws of the Company adopted June 18, 2000

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Telesis Technology Corporation

(Registrant)

Date:

April 12 2005

By:

/s/ Hasit Vibhakar

Hasit Vibhakar, CEO, President, and Director

Exhibit 3(a):

Articles of Incorporation of the Company filed June 6, 2002 and Amendments Thereto

ARTICLES OF INCORPORATION

OF

TELESIS TECHNOLOGY CORPORATION

The undersigned subscriber to these Articles of Incorporation is a natural person competent to contract and hereby for a Corporation for profit under Chapter 607 of the Florida Statutes.

ARTICLE 1 – NAME

The name of the corporation is TELESIS TECHNOLOGY CORPORATION, (hereinafter, “Corporation”).

ARTICLE 2 – PURPOSE OF CORPORATION

The Corporation shall engage in any activity or business permitted under the laws of the United States and the State of Florida.

ARTICLE 3 – PRINCIPAL OFFICE

The address of the principal office of this Corporation is 6291 Rock Creek Circle, Ellenton, Florida 34222 and the mailing address is the same.

ARTICLE 4 – INCORPORATOR

The name and street address of the incorporator of this Corporation is:

Elsie Sanchez

1840 Southwest 22 Street, 4th Floor

Miami, Florida 33145

ARTICLE 5 – OFFICERS

The officers of the Corporation shall be:

President:

Hasit Vibhakar

Vice-President:

Hasit Vibhakar

Secretary:

Hasit Vibhakar

Treasurer:

Hasit Vibhakar

whose address shall be the same as the principal office of the Corporation.

ARTICLE 6 – DIRECTOR(S)

The Director(s) of the Corporation shall be:

Hasit Vibhakar

whose address shall be the same as the principal office of the Corporation.

ARTICLE 7 –CORPORATE CAPITALIZATION

7.1

The maximum number of shares that this Corporation is authorized to have outstanding at any time is SEVEN THOUSAND FIVE HUNDRED (7,500) shares of common stock, each share having the par value of ONE DOLLAR ($1.00).

7.2

All holders of shares of common stock shall be identical with each other in every respect and the holders of common shares shall be entitled to have unlimited voting rights on all shares and be entitled to vote for each share on all matters on which Shareholders have the right to vote.

7.3

All holders of shares of common stock, upon dissolution of the Corporation, shall be entitled to receive the net assets of the Corporation.

7.4

No holder of shares of stock of any class shall have any preemptive right to subscribe to or purchase any additional shares of any class, or any bonds or convertible securities of any nature; provided, however, that the Board of Director(s) may, in authorizing the issuance of shares of stock of any class, confer any preemptive right that the Board of Director(s) may deem advisable in connection with such issuance.

7.5

The Board of Director(s) of the Corporation may authorize the issuance from time to time of shares of its stock of any class, whether now or hereafter authorized, or securities convertible into shares of its stock of any class, whether now or hereafter authorized, for such consideration as the Board of Director(s) may deem advisable, subject to such restrictions or limitations, if any, as may be set forth in the bylaws of the Corporation.

7.6

The Board of Director(s) of the Corporation may, by Restated Articles of Incorporation, classify or reclassify any unissued stock from time to time by setting or changing the preferences, conversions or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or term or conditions of redemption of the stock.

ARTICLE 7 –CORPORATE CAPITALIZATION

The Corporation may elect to be an S Corporation, as provided in Sub-Chapter S of the Internal Revenue Code of 1988, as amended.

8.1

The shareholders of this Corporation may elect and, if elected, shall continue such election to be an S Corporation as provided in Sub-Chapter S of the Internal Revenue Code of 1986, as amended, unless the shareholders of the Corporation unanimously agree otherwise in writing.

8.2

After this Corporation has elected to be an S Corporation, none of the shareholders of the Corporation, without written consent of all of the shareholders of this Corporation shall take any action, or make any transfer or other disposition of the shareholders; shares of stock in the Corporation, which would result in the termination or revocation of such election to be an S Corporation, as provided in Sub-Chapter S of the Internal Revenue Code of 1988, as amended.

8.3

Once the Corporation has elected to be an S Corporation, each share of stock issued by this Corporation shall contain the following legend:

“The shares of stock represented by this certificate cannot be transferred if such transfer would void the election of the Corporation to be taxed under Sub-Chapter S of the Internal Revenue Code of 1986, as amended.”

ARTICLE 9 – SHAREHOLDERS’ RESTRICTIVE AGREEMENT

All of  shares of stock of this Corporation may be subject to a shareholders’ Restrictive Agreement containing numerous restrictions on the rights of the shareholders of the Corporation and transferability of the shares of the stock of the Corporation. A copy of the Shareholders’ Restrictive Agreement, if any, is on file at the principal office of the Corporation.

ARTICLE 10 – POWERS OF THE CORPORATION

The Corporation shall have the same powers as an individual to do all things necessary or convenient to carry out its business and affairs, subject to any limitations or restrictions imposed by applicable law or these Articles of Incorporation.

ARTICLE 11 – TERM OF EXISTENCE

This Corporation shall have perpetual existence.

ARTICLE 12 – RESGISTERED OWNER(S)

The Corporation, to the extent permitted by law, shall be entitled to treat the person in whose name any share or right is registered on the books of the Corporation as the owner thereto, for all purposes, and except as may be agreed in writing by the Corporation, the Corporation shall not be bound to recognize any equitable or other claim to, or interest in, such share or right on the part of any other person, whether or not the Corporation shall have notice thereof.

ARTICLE 13 – REGISTERED OFFICE AND REGISTERED AGENT

The initial address of registered office of this Corporation is Spiegal & Utrera, P.A., located at 1849 Southwest 22 Street, 4th floor, Miami, Florida 33146. The name and address of the registered agent of this Corporation is Spiegal & Utrera, P.A., located at 1849 Southwest 22 Street, 4th floor, Miami, Florida 33146.

ARTICLE 14 – BYLAWS

The Board of Director(s) of the Corporation shall have the power, without the assent or vote of shareholders to make, alter, amend or repeal the Bylaws of the Corporation, but the affirmative vote of a number of Directors equal to a majority of the number who would constitute a full Board of Director(s) at the time of such action shall be necessary to take any action for the making, alteration, amendment or repeal of the Bylaws.

ARTICLE 15 – EFFECTIVE DATE

These Articles of Incorporation shall be effective immediately upon approval of the Secretary of State, State of Florida.

ARTICLE 16 – AMENDMENT

The Corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles of Incorporation or to any amendment hereto, or to add any provision to these Articles of Incorporation or to any amendment hereto, in any manner now or hereafter prescribed or permitted by the provisions of any applicable statute of the State of Florida, and all rights conferred upon shareholders in these Articles of Incorporation or any amendment hereto are granted subject to this reservation.

IN WITNESS WHEREOF, I have hereunto set my hand and seal, acknowledged and filed the foregoing Articles of Incorporation under the laws of the State of Florida this 6-6-02.

/SIGNED/

Elsie Sanchez, Incorporator

ACCEPTANCE OF REGISTERED AGENT DESIGNATED

IN ARTILCES OF INCORPORATION

Spiegel & Utrera, P.A., having a business office identical with the registered office of the Corporation name above, and having been designated as the Registered Agent in the above and foregoing Articles of Incorporation, is familiar with and accepts the obligations of the position of Registered Agent under the applicable provisions of the Florida Statutes.

Spiegel & Utrera, P.A.

By:

/SIGNED/

Natalia Utrera, Vice President

ARTICLES OF AMENDMENT

TO

ARTILCES OF INCORPORATION

OF

  Telesis Technology Corporation

  Telesis Technology Corporation

       (present name)

        P02000063072

(Document Number of Corporation (If Known)

Pursuant to the provisions of section 607.1006, Florida Statutes, this Florida profit corporation adopts the following articles of amendment to its articles of incorporation.

FIRST: Amendment(s) adopted: (Indicted article number(s) being amended, added or deleted)

Amended Article #7 (7.1)

7.1

The maximum number of shares that this corporation is authorized to have outstanding at any time is 100,000,000 common shares at $0.001 par value and 20,000,000 preferred shares at $0.001 par value.

Amended Article #8 (8.1, 8.2, 8.3)

8.0

The shareholders of this corporation have elected to be a “C” corporation, as provided in the Sub-Chapter C of the Internal Revenue Code of 1986, as amended.

8.1

The shareholders of this corporation have elected to be a “C” corporation, as provided in the Sub-Chapter C of the Internal Revenue Code of 1986, as amended. All the shareholders had executed written consents and agreed unanimously to the Amended Articles of Incorporation.

SECOND: If an amendment provides for an exchange, reclassification or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself, are as follows:

8.2

After this corporation has elected to be a C corporation, none of the shareholders of this corporation, without written consent of the shareholders of the Corporation shall take any action, or make any transfer or other disposition of the shareholder shares of stock in the Corporation, which will result in the termination or revocation of such election to be a C corporation, as provided in the Sub-Chapter C of the Internal Revenue Code of 1986, as amended.

8.3

Once the Corporation has elected to be a C Corporation, each share of stock issued by this Corporation shall contain the following legend: “The shares of stock represented by this certificate cannot be transferred if such would void the election of the Corporation to be taxed under Sub-Chapter C of the Internal Revenue Code of 1986, as amended.”

THIRD: The date of each amendment’s adoption

June 23rd, 2003         .

FOURTH: Adoption of Amendment(s) (CHECK ONE)

   The amendment(s) was/were approved by the shareholders. The number of votes cast for the amendment(s) was/were sufficient for approval.

  The amendment(s) was/were approved by the shareholders through voting groups.

The following statement must be separately provided for each voting group entitled to vote separately on the amendment(s).

“The number of votes cast for the amendment(s) was/were sufficient for approval by: ____________________________.”

                                                                                                                                                                            (voting group)

  The amendment(s) was/were adopted by the board of directors without shareholder action and shareholder action was not required

   The amendment(s) was/were adopted by the incorporators without shareholder action and shareholder action was not required.

Signed this

23rd

 day of

June,  2003.

Signature   /SIGNED – Hasit Vibhakar/

(By the chairman or vice chairman of the board of Directors, President or other officer if adopted by the shareholder)

OR

(By a director if adopted by the directors)

OR

(By incorporator if adopted by the incorporators)

            __________________________________

(Typed or printed name)

 __________________________________

(Title)

Exhibit 3(b): By-Laws of the Company adopted June 18, 2002

BY LAWS

OF

TELESIS TECHNOLOGY

CORPORATION

ARTICLE I – OFFICES

The principal office of the Corporation shall be established and maintained as designated in the Articles of Incorporation. The Corporation may also have offices at such places within or without the State of Florida as the Board of Directors (hereinafter, “Board”) may from time to time establish.

ARTICLE II – STOCKHOLDERS

1.

PLACE OF MEETINGS. Meeting of Stockholders shall be held at the principal office of the Corporation or at such place within or without the State of Florida as the Board shall authorize.

2.

ANNUAL MEETING. The annual meeting of Stockholders shall be held within six months of the first Monday of each year in the month in which the Corporation’s initial Articles of Incorporation were first filed with the Secretary of State. If such day falls on a legal holiday, then the annual meeting of the Stockholders shall be held on the next business day. The Stockholders shall elect the Board and transact such other business as may properly come before this meeting.

3.

SPECIAL MEETING. Special meetings of the Stockholders may be called by the Board or the President or at the written request of Stockholders owning a majority of the stock entitled to vote at such a meeting. A meeting requested by the Stockholders shall be called for a date not less than ten and not more than sixty days after a request is made. The Secretary shall issue the call for the meeting unless the President, the Board or the Stockholders shall designate another to make said call.

4.

NOTICE OF MEETING. Written notice of each meeting of Stockholders shall state the purpose of the meeting and the time and place of the meeting. Notice shall be mailed to each Stockholder having the right and entitled to vote at such meetings, at the Stockholder's last address as it appears on the records of the Corporation, not less than ten nor more than sixty days before the date set for such meeting. Such notice shall be sufficient for the meeting and any adjournment thereof. If any Stockholder (s) shall transfer their stock after notice, it shall not be necessary to notify the transferee. Any Stockholder may waive notice of any meeting either before, during or after the meeting.

5.

RECORD DATE. The Board may fix a record date not more than forty days prior to the date set for a meeting of Stockholders as the date of which the Stockholders of record who have the right to and are entitled to notice of and to vote at such meeting and any adjournment thereof shall be determined. Notice that such date has been fixed may be published in the city, town or county where the principal office of the Corporation is located and in each city or town where a transfer agent of the stock of the Corporation is located.

6.

VOTING.  Every Stockholder shall be entitled at each meeting and upon each proposal presented at each meeting to one vote for each share of voting stock recorded in the Stockholder's name on the books of the Corporation on the record date as fixed by the Board. If no record date was fixed, on the date of the meeting the book of records of Stockholders shall be produced at the meeting upon the request of any Stockholder. Upon demand of any Stockholder, the vote for Directors and the vote upon any question before the meeting, shall be by ballot. All elections for Directors shall be decided by plurality vote; all other questions shall be decided by majority vote.

7.

QUORUM.  The presence, in person or by proxy, of Stockholders holding a majority of the stock of the Corporation entitled to vote shall constitute a quorum at all meetings of the Stockholders. In case a quorum shall not be present at any meeting, a majority in interest of the Stockholders entitled to vote thereat present in person or by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until the requisite amount of stock entitled to vote shall be present. At any such adjourned meeting at which the requisite amount of stock entitled to vote be represented, any business may be transacted which might have been transacted at the meeting as originally noticed; but only those Stockholders entitled to vote at the meeting as originally noticed shall be entitled to vote at any adjournment or adjournments thereof.

8.

PROXIES.  At any Stockholders' meeting or any adjournment thereof, any Stockholder of record having the right and entitled to vote thereat may be represented and vote by proxy appointed in a written instrument. No such proxy shall be voted after three years from the date of the instrument unless the instrument provides for a longer period. In the event that any such instrument provides for two or more persons to act as proxies, a majority of such persons present at the meeting, or if only one be present, that one, shall have all the powers conferred by the instrument upon all persons so designated unless the instrument shall otherwise provide.

9.

STOCKHOLDER LIST. After fixing a record date for a meeting, the Corporation shall prepare an alphabetical list of the names of all its Stockholders who are entitled to notice of a Stockholders' meeting. Such list shall be arranged by voting group with the names and addresses of and the number and class and series, if any, of shares held by each. This list shall be available for inspection by any Stockholder for a period of ten days prior to the meeting.

ARTICLE III – DIRECTORS

1.

BOARD OF DIRECTORS. The business of the Corporation shall be managed and its corporate powers exercised by a Board each of whom shall be of full age. It shall not be necessary for Directors to be Stockholders. The number of Director(s) shall be determined by the Stockholders at their annual meeting.

2.

ELECTION AND TERM OF DIRECTORS. Directors shall be elected at the annual meeting of Stockholders and each Director elected shall hold office until the Director's successor has been elected and qualified, or until the Director's prior resignation or removal.

3.

VACANCIES. If the office of any Director, member of a committee or other office becomes vacant the remaining Directors in office, by a majority vote, may appoint any qualified person to fill such vacancy, who shall hold office for the unexpired term and until a successor shall be duly chosen.

4.

REMOVAL OF DIRECTORS. Any or all of the Directors may be removed with or without cause by vote of a majority of all the stock outstanding and entitled to vote at a special meeting of Stockholders called for that purpose.

5.

NEWLY CREATED DIRECTORSHIPS. The number of Directors may be increased by amendment of these By-laws, by the affirmative vote of a majority of the Directors, though less than a quorum, or by the affirmative vote of a majority in interest of the Stockholders, at the annual meeting or at a special meeting called for that purpose, and by like vote the additional Directors may be chosen at such meeting to hold office until the next annual election and until their successors are elected and qualified.

6.

RESIGNATION. A Director may resign at any time by giving written notice to the Board, the President or the Secretary of the Corporation. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the Board or such officer, and the acceptance of the resignation shall not be necessary to make it effective.

7.

QUORUM OF DIRECTORS. A majority of the Directors shall constitute a quorum for the transaction of business. If at any meeting of the Board there shall be less than a quorum present, a majority of those present may adjourn the meeting until a quorum is obtained and no further notice thereof need be given other than by announcement at the meeting which shall be so adjourned.

7.1

VOTING. Each Director shall be entitled at each meeting of the Directors, and upon each proposal, matter or motion therein, to one vote. All proposals, matters or motions presented at any Board of Directors meeting shall be decided by a majority vote of the Directors present at said meeting.

8.

PLACE AND TIME OF BOARD MEETINGS. The Board may hold its meetings at the office of the Corporation or at such other places either within or without the State of Florida as it may from time to time determine.

9.

REGULAR ANNUAL MEETING. A regular meeting of the Board shall be held immediately following the annual meeting of the Stockholders at the place of such annual meeting of Stockholders.

10.

NOTICE OF MEETINGS OF THE BOARD. Regular meetings of the Board may be held without notice at such time and place as it shall from time to time determine. Special meetings of the Board shall be held upon notice to the Directors and may be called by the President upon three days notice to each Director either personally or by mail or by wire or by facsimile; special meetings shall be called by the President or by the Secretary in a like manner on written request by two Directors. Notice of a meeting need not be given to any Director who submits a Waiver of Notice whether before or after the meeting or who attends the meeting without protesting prior thereto or at its commencement, the lack of notice to said Director.

11.

EXECUTIVE AND OTHER CQMMITTEES. The Board, by resolution, may designate two or more of their number to one or more committees, which, to the extent provided in said resolution or these By-laws may exercise the powers of the Board in the management of the business of the Corporation.

12.

COMPENSATION. No compensation shall be paid to Directors, as such for their services, but by resolution of the Board a fixed sum and expenses for actual attendance, at each regular or special meeting of the Board may be authorized. Nothing herein contained shall be construed to preclude any Director from serving the Corporation in any other capacity and receiving compensation therefore.

ARTICLE IV - OFFICERS

1.

OFFICERS ELECTION AND TERM.

1.1

The Board may elect or appoint a Chairperson, a President, one or more Vice-Presidents, a Secretary, an Assistant Secretary, a Treasurer and an Assistant Treasurer and such other officers as it may determine who shall have duties and powers as hereinafter provided.

1.2

All officers shall be elected or appointed to hold office until the meeting of the Board following the next annual meeting of Stockholders and until their successors have been elected or appointed and qualified.

2.

REMOVAL. RESIGNATION, SALARY, ETC..

2.1

Any officer elected or appointed by the Board may be removed by the Board with or without cause.

2.2

In the event of the death, resignation or removal of an officer, the Board in its discretion may elect or appoint a successor to fill the unexpired term.

2.3

Any two or more offices may be held by the same person.

2.4

The salaries of all officers shall be fixed by the Board.

2.5

The Directors may require any officer to give security for the faithful performance of his duties.

3.

CHAIRPERSON.  The Chairperson of the Board, if one be elected, shall preside at all meetings of the Board and shall have and perform such other duties from time to time as may be assigned to the Chairperson by the Board or the executive committee.

4.

PRESIDENT. The President may be the chief executive officer of the Corporation and shall have the general powers and duties of supervision and management usually vested in the office of the President of the Corporation. The President shall preside at all meetings of the Stockholders if present thereat, and in the absence or non-election of the Chairperson of the Board, at all meetings of the Board, and shall have general supervision, direction and control of the business of the Corporation. Except as the Board shall authorize the execution thereof in some other manner, the President shall execute bonds, mortgages and other contracts in behalf of the Corporation and shall cause the seal to be affixed to any instrument requiring it and when so affixed, the seal shall be attested by the signature of the Secretary or the Treasurer or an Assistant Secretary or an Assistant Treasurer.

5.

VICE PRESIDENTS. During the absence or disability of the President, the Vice-President, or if there be more than one, the executive Vice-President, shall have alL the powers and functions of the President. Each Vice-President shall perform such other duties as the Board shall prescribe.

6.

SECRETARY. The Secretary shall attend all meetings of the Board and of the Stockholders, record all votes and minutes of all proceedings in a book to be kept for that purpose, give or cause to be given notice of all meetings of Stockholders and of meetings and special meetings of the Board, keep in safe custody the seal of the Corporation and affix it to any instrument when authorized by the Board or the President, when required, prepare or cause to be prepared and available at each meeting of Stockholders a certified list in alphabetical order of the names of Stockholders entitled to vote thereat, indicating the number of shares of each respective class held by each, keep all the, documents and records of the Corporation as required by law or otherwise in a proper and safe manner, and perform such other dunes as may be prescribed by the Board or assigned by the President.

7.

ASSISTANT SECRETARIES. During the absence or disability of the Secretary, the Assistant Secretary, or if there are more than one. the one so designated by the Secretary or by the Board, shall have all the powers and functions of the. Secretary.

8.

TREASURER. The. Treasurer shall have the custody of the corporate funds and securities, keep full and accurate accounts of receipts and disbursements in the corporate books, deposit all money and other valuables in the name and to the credit of the Corporation in such depositories as may be designated by the Board, disburse the funds of the Corporation as may be ordered or authorized by the Board and preserve proper vouchers for such disbursements, render to the President and Board at the regular meetings of the Board, or whenever they require it, an account of all the transactions made as Treasurer and of the financial condition of the Corporation. The Treasurer shall also render a full financial report at the annual meeting of the Stockholders if so requested. The Treasurer may request and shall be furnished by all corporate officers and agents with such reports and statements as he may require as to all financial transactions of the Corporation, and perform such other duties as are designated by these by-laws or as from time to time are assigned by the Board.

9.

ASSISTANT TREASURERS. During the absence or disability of the Treasurer, the Assistant Treasurer, or if there be more than one, the one so designated by the Treasurer or the Board, shall have all the powers and functions of the Treasurer.

10.

SURETIES AND BONDS. In case the Board shall so require, any officer or agent of the Corporation shall execute to the Corporation a bond in such sum and with such surety or sureties as the Board may direct, conditioned upon the faithful performance of duties to the Corporation and including responsibility for negligence and for the accounting of all property, funds or securities of the Corporation which the officer or agent may he responsible for.

ARTICLE V - CERTIFICATES FOR SHARES

1.

CERTIFICATES. The shares of the Corporation shall be represented by certificates. They shall be numbered and entered in the books of the Corporation as they are issued. They shall exhibit the holder's name, the number of shares and shall be signed by the President and Secretary and shall hear the corporate seal. When such certificates are signed by the transfer agent or an assistant transfer agent or by a transfer clerk acting on behalf of the Corporation and a registrar, the signatures of such officers may be facsimiles.

2.

LOST OR DESTROYED CERTIFICATES. The Board may direct a new certificate or certificates to be issued in place of any certificates theretofore issued by the Corporation alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board may, in its discretion as a condition preceding the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or the owner's legal representative, to advertise the same in such manner as it shall require and/or give the Corporation a bond in such sum and with such surety or sureties as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost or destroyed.

3.

TRANSFER OF SHARES. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, and cancel the old certificate; every such transfer shall be entered on the transfer book of the Corporation which shall be kept at its principal office. Whenever a transfer shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer ledger. No transfer shall be made within ten days next preceding the annual meeting of the Stockholders.

4.

CLOSING TRANSFER BOOKS. The Board shall have the power to close the share transfer books of the Corporation for a period of not more than ten days during the thirty-day period immediately preceding

4.1

any Stockholder's meeting, or

4.2

any date upon which Stockholders shall be called upon to or have a right to take action without a meeting, or

4.3 any date fixed for the payment of a dividend or any other form of distribution, and only those Stockholders of record at the time the transfer books are closed, shall be recognized as such for the purpose of

4.3.1 receiving notice of or voting at such meeting,

4.3.2 allowing them to take appropriate action, or

4.3.3 entitling them to receive any dividend or other form of distribution.

ARTICLE VI - DIVIDENDS

The Board may out of funds legally available, at any regular or special meeting, declare dividends upon the capital stock of the Corporation as and when it deems expedient. Before declaring any dividend there may be set apart out of any funds of the Corporation available for dividends, such sum or sums as the Board from time to time in their discretion deem proper for working capital or as a reserve fund to meet contingencies or for equalizing dividends for such other purposes as the Board shall deem conducive to the interest of the Corporation.

ARTICLE VII - CORPORATE SEAL

The seal of the Corporation shall bear the name of the Corporation, the year of its organization and the words "CORPORATE SEAL, FLORIDA" or "OFFICIAL CORPORATE SEAL, FLORIDA". The seal may be used by causing it to be impressed directly on the instrument or writing to be sealed, or upon adhesive substance affixed thereto. The seal on the certificates for shares or on any corporate obligation for the payment of money may be a facsimile, or in the alternative, engraved or printed.

ARTICLE VIII - EXECUTION OF INSTRUMENTS

All corporate instruments and documents shall be signed or countersigned, executed, verified or acknowledged by such officer or officers or other person or persons as the Board may from time to time designate. Al I checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the, name of the Corporation shall be signed by such officer or officers, agent or agents of the Corporation, and in such manner as shall be determined from time to time by resolution of the Board.

ARTICLE IX - FISCAL YEAR

The fiscal year shall begin on the first day of each year.

ARTICLE X - NOTICE AND WAIVER OF NOTICE

1.

SUFFICIENCY OF NOTICE. Whenever any notice is required by these By-laws to be given, personal notice is not meant unless expressly so stated, and any notice so required shall be deemed to be sufficient if given by depositing the same in a United States Postal Service post office mail collecting container in a sealed postage-paid wrapper, addressed to the person entitled thereto at the last known post office address, and such notice shall be deemed to have been given on the day of such mailing. Stockholders not entitled to vote shall not be entitled to receive notice of any meetings except as otherwise provided by Statute.

2.

WAIVERS. Whenever any notice whatever is required to be given under the provisions of any law, or under the provisions of the Articles of incorporation of the Corporation or these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

ARTICLE XI - CONSTRUCTION

Whenever a conflict arises between the language of these By-laws and the Articles of Incorporation, the Articles of incorporation shall govern.

ARTICLE XII - CLOSE CORPORATION

1.

CONDUCT OF BUSINESS WITHOUT MEETINGS. Any action of the Stockholders, Directors or committees may be taken without a meeting if consent in writing, setting forth the action so taken, shall be signed by all persons who would be entitled to vote on such action at a meeting and filed with the Secretary of the Corporation as part of the proceedings of the Stockholders, Director or committees as the case may be.

2.

MANAGEMENT BY STOCKHOLDERS. In the event the Stockholders are named in the Articles of Incorporation and are empowered therein to manage the affairs of the Corporation in lieu of Directors, the Stockholders of the Corporation shall be deemed Directors for the purposes of these By-laws and wherever the words "Directors", "Board of Directors" or "Board" appear in these By-laws those words shall he taken to mean Stockholders.

3.

MANAGEMENT BY A BOARD. The Stockholders may, by majority vote, create a Board to manage the business of the Corporation and exercise its corporate powers.

ARTICLE XIII - AMENDMENTS

These By-laws may be altered or repealed by the affirmative vote of a majority of the Board of Directors if notice of the proposed alteration or repeal to be made is contained in the notice of such annual or special meeting of the Board of Directors.

ARTICLE XIV - EMERGENCY BYLAWS

1.

CONDUCT OF BUSINESS WITHQUT MEETINGS. Pursuant to Florida Statue 607.0207 the Corporation adopts the following By-laws, which shall be effective only if a quorum of the Directors of the Corporation cannot be readily assembled because of some catastrophic event.

2.

CALLING A MEETING. In the event of such catastrophic event, any member of the Board shall be authorized to call a meeting of the Board. Such member calling an emergency meeting shall use any means of communication at the member's disposal to notify all other members of the Board of such meeting.

3.

QUORUM. Any one member of the Board shall constitute a quorum of the Board. The members of the Board meeting during such an emergency, may select any person or persons as additional Board members, officers or agents of the Corporation.

4.

INDEMNIFICATION.  The members of such emergency Board are authorized to utilize any means at their disposal to preserve and protect the assets of the Corporation. Any action taken in good faith and acted upon in accordance with these By-laws shall bind the Corporation; and the Corporation shall hold harmless any Director, officer, employee or agent who undertakes an action pursuant to these By-laws.

5.

TERMINATION OF EMERGENCY BY LAWS. These emergency By-laws shall not be effective at the end of the emergency period.

/Signed/

Hasit N. Vibhakar

Secretary